Exhibit (a)(9)

Convenience Translation
German version legally binding

Transfer Report

Report of

Bayer Schering GmbH

as the Main Shareholder in

Schering Aktiengesellschaft
(in the future named
Bayer Schering Pharma Aktiengesellschaft)

on the

Conditions of the Transfer of Shares of the Minority Shareholders of Schering Aktiengesellschaft
to Bayer Schering GmbH

as well as the

Adequateness of the determined Cash Compensation

pursuant to § 327c para. 2 sentence 1 Aktiengesetz
(German Stock Corporations Act - Aktiengesetz)

5 December 2006

Convenience Translation
German version legally binding

A.	Introduction	7

B.	Description of Schering AG and the Schering Group	8

I.	Overview	8

II.	Corporate History	8

III.	Registered Office, Fiscal Year, Name and Purpose of Company	9

IV.	Share Capital, Shareholders and Stock Exchange Trade	10

1.	Share Capital, Shareholders and Stock Exchange Trade	10

2.	Authorized Capital	11

3.	Contingent Capital	11

4.	Authorization to Acquire Own Shares	12

V.	Corporate Bodies and Representation	12

VI.	Corporate Status within the Bayer Group	14

1.	Domination and Profit and Loss Transfer Agreement between Bayer Schering GmbH and Schering AG	14

2.	Court Proceedings in connection with the Domination and Profit and Loss Agreement	15

VII.	Structure of the Schering Group and Major Participations	17

1.	Management Structure of the Schering Group	17

2.	Legal Structure of the Schering Group and Major Participations	18

VIII.	Business Operations of the Schering Group	20

1.	Gynecology&Andrology	20

2.	Diagnostic Imaging	22

3.	Specialized Therapeutics	25

4.	Oncology	28

5.	Other Sources	30

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6.	Overview of the Strongest/Highest Sales Products of the Schering Group	30

IX.	Business Development and Earnings Situation of the Schering Group; Key Data	32

1.	Key Data for the Fiscal Years 2003 through 2005	32

2.	Business Development and Earnings Situation in Fiscal Year 2005	32

3.	Business Development and Earnings Situation in the Fiscal Year 2006	36

4.	Forecast	39

X.	Employees and Co-Determination	39

XI.	Integration of Schering AG into the Bayer Group and Combination of the Pharmaceutical Activities with the Bayer Subgroup Bayer HealthCare	40

1.	Reorganization of the Global Management Structures	41

2.	Reorganization of the Global Research and Development Activities	41

3.	Reorganization of the Global Purchasing Structures	42

4.	Reorganization of the Global Production Structures	43

5.	Reorganization of the Global Distribution and Marketing Structures	44

6.	Reorganization of the Global Administrative Structures	44

C.	Description of Bayer Schering GmbH as the Main Shareholder	46

I.	Overview	46

II.	Registered Office, Fiscal Year and Purpose of Company	46

III.	Registered Capital and Shareholder and Profit and Loss Transfer Agreement with Bayer AG	46

IV.	Corporate Bodies and Representation	47

V.	Business Development and Earnings Situation of Bayer Schering GmbH	47

VI.	Employees and Co-Determination	48

D.	Reasons for the Squeeze out of the Minority Shareholders	49

I.	Increased Flexibility	49

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II.	No Conflicts of Interest	49

III.	Cost Savings	49

IV.	Delisting	50

V.	Increased Transaction Security	50

E.	Conditions and Consequences of the Resolution on the Transfer of Shares	51

I.	Conditions of the Transfer of Shares of the Minority Shareholders	51

1.	Overview of the Statutory Regulations	51

2.	Participation in the Amount of 95%	52

3.	Request of Bayer Schering GmbH pursuant to § 327a para. 1 sentence 1 AktG	53

4.	Determination of the Cash Compensation	53

5.	Transfer Report of Bayer Schering GmbH	54

6.	Examination of the Cash Compensation	54

7.	Guarantee by a Credit Institution pursuant to § 327b para. 3 AktG	54

8.	Availability for Inspection of Documents for the Preparation of the General Meeting	54

9.	Resolution of the General Meeting of Schering AG on the Transfer	55

10.	Registration in the Commercial Register	55

II.	Consequences of the Squeeze out of the Minority Shareholders	56

1.	Transfer of the Shares to the Main Shareholder upon Registration of the Resolution on the Transfer of Shares	56

2.	Claim for adequate Cash Compensation	57

3.	Payment of the Cash Compensation	57

4.	Consequences on the Rights of the Outside Shareholders under the Domination and Profit and Loss Transfer Agreement	58

a)	Initial Remarks	58

b)	Consequences on Claims for Guaranteed Dividends under § 304 AktG	58

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c)	Consequences on Claims for Compensation under § 305 AktG	59

aa)	Acceptance of the Offer of Compensation under § 305 AktG prior to Registration of the Resolution on the Transfer of Shares	59

bb)	No Acceptance of the Offer of Compensation under § 305 AktG prior to Registration of the Resolution on the Transfer of Shares	59

d)	Consequences on Appraisal Court Proceedings with regard to the Domination and Profit and Loss Transfer Agreement	60

5.	Consequences on Actions to set aside or to annul the resolution concerning the Domination and Profit and Loss Transfer Agreement	60

6.	Delisting	61

a)	Delisting in Germany	61

b)	Delisting in Switzerland	61

c)	Delisting in the USA and Deregistration with the SEC	62

7.	Consequences on Stock Option Programs	63

8.	Tax Effects on the Shareholders in Germany	64

a)	Determination of a Capital Gain or Capital Loss	64

b)	Assessment of a Capital Gain or Capital Loss	65

c)	Shares held as Private Assets	65

d)	Shares held as Business Assets	66

aa)	Shareholder is Subject to Corporate Income Tax under §§ 1, 2 KStG	66

bb)	Shareholder is a Natural Person	66

cc)	Shareholder is a Partnership	67

e)	Special Rules for Certain Companies in the Financial and Insurance Sectors	67

F.	Adequateness of the Cash Compensation	68

I.	Determination and Adequateness of the Cash Compensation	68

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German version legally binding

1.	Capitalized Guaranteed Dividend	69

2.	Share Price	71

3.	Cash Compensation Offer under § 305 AktG	72

4.	Equity Valuation of Schering AG	73

a)	Valuation without Post-Contractual Effects	73

b)	Consideration of Post-Contractual Effects	74

aa)	Post-Contractual Effects Increasing the Equity Value	74

bb)	Post-Contractual Effects Decreasing the Equity Value	77

cc)	Total Impact of Post-Contractual Effects	78

c)	Conclusion	79

II.	Examination of the Adequateness	79

Annex 1:	Independent Expert Opinion on the Determination of the Adequate Cash Compensation pursuant to § 327b para. 1 AktG by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft dated 3 December 2006

Annex 2:	Update of the Independent Expert Opinion for the determination of the equity value from 13 September 2006 as of 17 January 2007 by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft dated 3 December 2006

Convenience Translation
German version legally binding

A.
Introduction

Bayer Schering GmbH (formerly named Dritte BV GmbH) with its registered office in Leverkusen holds a participation of 96.2% of the share capital (excluding the shares held by Schering Aktiengesellschaft as treasury shares) and is shareholder (“Main Shareholder”) of Schering Aktiengesellschaft with its registered office in Berlin (hereinafter, "Schering AG", in the future named Bayer Schering Pharma Aktiengesellschaft). In a letter dated 26 September 2006 Bayer Schering GmbH has requested from Schering AG the General Meeting of Schering AG to resolve the transfer of shares of the other shareholders (the "Minority Shareholders") to Bayer Schering AG in return for adequate cash compensation pursuant to § 327a para. 1 sentence 1 German Stock Corporations Act (Aktiengesetz, "AktG"). After fixing the amount of the cash compensation, Bayer Schering GmbH specified its request in a letter dated 5 December 2006 stating the amount of the cash compensation it had fixed and submitted the request to put the item "resolution on the transfer of the shares of the Minority Shareholders of Schering AG, Berlin, to Bayer Schering GmbH, Leverkusen, as the Main Shareholder in exchange for adequate cash pursuant to §§ 327a et seq. AktG" on the agenda of an Extraordinary General Meeting of Schering AG to be called for this purpose.

The Extraordinary General Meeting of Schering AG is intended to resolve the transfer of shares of the Minority Shareholders to the Main Shareholder Bayer Schering GmbH on 17 January 2007. In order to inform the shareholders of Schering AG, Bayer Schering GmbH has prepared the following written report pursuant to § 327c para. 2 sentence 1 AktG in which the conditions for the transfer of shares are presented and the adequateness of the cash compensation is explained and substantiated.

The cash compensation offered to the Minority Shareholders of Schering AG was determined by Bayer Schering GmbH with the support of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG"). Upon application of Bayer Schering GmbH the District Court (Landgericht) Berlin selected and appointed by an order dated 28 September 2006 Dr. Ebner, Dr. Stolz and Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft ("Ebner Stolz") as the expert auditor for the adequateness of the cash compensation.

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German version legally binding

B.
Description of Schering AG and the Schering Group

I.	Overview

  Schering AG is an international pharmaceutical company currently with more than 150 consolidated subsidiaries worldwide. Schering AG and its subsidiaries (hereinafter, also referred to as the "Schering Group" or "Schering") concentrate their operations primarily in the following four business areas: Gynecology&Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology. The most important markets are the USA, Germany, Japan, Italy, France, Spain, Great Britain, Brazil, Australia and Mexico. In 2005, more than 70% of the group sales were made in these ten countries. In all of the important markets, Schering AG to date owns subsidiaries with their own sales and marketing organizations.

          The Schering consolidated financial statements for the fiscal year 2005, prepared according to the international financial reporting standards (IFRS), showed sales in the amount of EUR 5,308 million, net income (EBIT) of EUR 928 million and annual profit of EUR 619 million. As of 31 December 2005, the Schering Group employed worldwide more than 24,000 employees (calculated on the basis of full-time employees).

  During the first three quarters of 2006, the Schering Group had sales in the amount of EUR 4,180 million with a net income of EUR 690 million and a group profit of EUR 466 million. The number of employees (calculated on the basis of full-time employees) as of 30 September 2006 was 23,050 employees.

II.	Corporate History

The history of Schering AG began in 1851 with the purchase of a pharmacy on the Chausseestraße in Berlin by Ernst Schering (1824-1889) where he produced and sold pharmaceuticals. The company went public in 1871. Until World War I Schering continued to expand and established a global export network. In 1922, Oberschlesische Kokswerke and Chemische Fabriken AG acquired Schering. In 1937 the same company decided to name the parent company Schering AG.

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After World War II, the efforts of developing the business and investing in research and development in the 1950s and 1960s started to show in a regained presence in foreign countries, a continuous increase in the number of employees and the market launch of important diagnostic and hormone medicines. Efforts to concentrate on the core business area of pharmaceuticals resulted in the sale of the chemical/technical business areas beginning in the late 1980s and ending 1993. Schering completed the last step in its strategic transformation to a pharmaceutical enterprise in 2002 when the shares of the phytosanitary company which Schering had established in the same year together with the former Hoechst AG and in which the phytosanitary business was outsourced, were sold to Bayer AG. Since then, Schering AG concentrates its efforts in four business areas: Gynecology&Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology.

  In June 2006, Bayer Schering GmbH (at that time named Dritte BV GmbH), which belongs to the Bayer Group, acquired the majority of shares in Schering AG. This was preceded by a tender offer made by Bayer Schering GmbH to the shareholders of Schering AG on 13 April 2006. On 24 May 2006, the European Commission granted permission for the takeover; clearance made by antitrust authority in the USA was granted on 21 April 2006. Bayer Schering GmbH has increased its shareholding up to the present date through additional purchases of shares to 96.2% of the share capital (excluding the shares held by Schering AG as treasury shares) of Schering AG (see E. I. 2 of this Transfer Report for more details).

  On 31 July 2006, Bayer Schering GmbH (at that time still named Dritte BV GmbH) as the dominating company and Schering AG as the controlled company entered into a Domination and Profit and Loss Transfer Agreement. The Extraordinary General Meeting of Schering AG approved this Domination and Profit and Loss Transfer Agreement on 13 September 2006. The Agreement took effect upon registration in the commercial register at the registered office of Schering AG (Local Court Charlottenburg) on 27 October 2006. The part of the Agreement covering domination took effect on the same date. The obligation to transfer profit and loss, however, first applies to the entire profit of the fiscal year of Schering AG commencing on 1 January 2007.

III.	Registered Office, Fiscal Year, Name and Purpose of Company

  Schering AG has its registered office in Berlin. The Company is registered in the Commercial Register of the local court (Amtsgericht) of Charlottenburg under registration no. 93 HRB 283. The fiscal year of Schering AG is the calendar year.

Convenience Translation
German version legally binding

           As a result of a resolution adopted in the Extraordinary General Meeting of Schering AG on 13 September 2006, the name of Schering Aktiengesellschaft is intended to be changed to Bayer Schering Pharma Aktiengesellschaft. This change of name will be notified to the commercial register for registration at the earliest in the course of December 2006 in accordance with the instruction of the General Meeting to the Management Board of Schering AG.

  As stated in the Articles of Association of Schering AG, the purpose of the Company is:

-	to research, develop, manufacture, buy, and sell all types of chemical and biotechnology products; these products include in particular pharmaceuticals, pharmaceutical substances, diagnostics and vaccines for human and veterinary medicine, as well as fine chemicals, radioactive substances, and intermediates;

-	to research, develop, manufacture, buy, and sell preparations and equipment for medical and laboratory purposes; and

-	to develop, acquire, and commercialize chemical, biological, and technical processes and facilities.

IV.	Share Capital, Shareholders and Stock Exchange Trade

1.	Share Capital, Shareholders and Stock Exchange Trade

  The current share capital of Schering AG is EUR 194 million, divided into 194 million bearer non-par shares each representing EUR 1.00 of the share capital. According to a securities account confirmation of 3 December 2006 transmitted to Bayer Schering GmbH on 4 December 2006, 3,124,300 shares are held by Schering AG as treasury shares. Currently 183,657,998 of the shares outstanding are held by Bayer Schering GmbH which corresponds to a participation of 96.2% of the share capital (excluding the shares held by Schering AG as treasury shares) (for more details, see E.I.2). The remaining 3.8% of the share capital are held by outside shareholders.

  The Schering shares are admitted to trade on the official market as well as in the segment of the official market with expanded obligations (prime standard) at the Frankfurt Stock Exchange and are traded there under the symbol "SCH" and the securities identification number (Wertpapier-Kennnummer) (WKN) 717200 as well as under the International Securities Identification Number (ISIN) DE 0007172009. Furthermore, the Schering shares are admitted to trade on the official market at the stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg and Munich as well as on the SWX Swiss Exchange in Zürich (Switzerland). The Schering shares are also traded in the over-the-counter-market at the stock exchanges in Stuttgart and Hannover.

Convenience Translation
German version legally binding

  An admission to trading on the New York Stock Exchange ("NYSE") in the USA has existed since the year 2000. The Schering stock was traded there until 24 November 2006 in the form of American Depositary Shares ("ADS"), certificated in American Depositary Receipts ("ADR"), under the abbreviation "SHR" as well as under the Common Universal Security Identification Product ("CUSIP") 806585204 and under the ISIN US 8065852043. One Schering ADS corresponds to one Schering share. In a press release dated 24 November 2006, the NYSE announced that the trade on the exchange in Schering ADS had been stopped on that date in accordance with the provisions applicable to companies admitted to the NYSE because the number of Schering ADS in circulation had dropped below 600,000. As a result of the small number of Schering ADS in circulation, the NYSE also submitted an application on 4 December 2006 for revocation of the admission of Schering ADS to trade on the stock exchange in accordance with its normal procedures with the United States Securities and Exchange Commission ("SEC"). If the SEC does not raise any objections, the admission of the Schering ADS on the NYSE will expire ten days after receipt of the application from the NYSE (the so-called Form 25) at the SEC.

2.	Authorized Capital

  Upon approval of the Supervisory Board, the Management Board of Schering AG is authorized to increase the share capital of the Company one or more times up to 15 April 2009 by issuing new shares against cash or non-cash contributions totaling no more than EUR 97 million (authorized capital). Under certain circumstances described more fully in the Articles of Association of Schering AG, the Management Board is authorized, upon approval of the Supervisory Board, to exclude the subscription rights of the shareholders.

3.	Contingent Capital

  The Management Board of Schering AG is also authorized, by resolution of the General Meeting of 16 April 2004, upon approval of the Supervisory Board, to issue one or more times convertible bonds and/or bonds with warrants until 15 April 2009. The total nominal amount of these bonds may not exceed EUR 600 million. In total, convertible bonds and options for Schering AG shares may be issued up to an amount equaling EUR 10 million of the share capital. The share capital is increased contingently by up to EUR 10 million by issuance of up to 10 million bearer shares (contingent capital I).

Convenience Translation
German version legally binding

           In addition, the share capital of Schering AG is contingently increased by a further EUR 5 million (contingent capital II). This contingent capital may only be used to grant new shares to holders exercising their stock options issued by 30 September 2003 based on the authorization of the General Meeting of Schering AG on 26 April 2001 to the extent that Schering AG does not settle the options using own shares or a cash settlement.

4.	Authorization to Acquire Own Shares

  As a result of the resolution of the Annual General Meeting of Schering AG on 19 April 2006, the Management Board of Schering AG is authorized to acquire own shares of the Company until 30 September 2007. In total, up to EUR 15 million of the share capital may be acquired on the basis of this authorization. When acquiring own shares of the Company on the stock exchange, the purchase price for one Schering share may neither be more than 10% nor less than 20% of the average closing price of the share on the Stock exchange (Xetra) on the three trading days immediately preceding the conclusion of the binding agreement to purchase the shares. In the case of a public tender offer, the purchase price for a share may not be more or less than 20% of the average Xetra closing price on the three trading days preceding the publication of the offer.

  Schering AG holds 3,124,300 Schering shares as treasury shares. This corresponds to a shareholding of approximately 1.61% of the total share capital of Schering AG. The treasury shares are not entitled to vote (§ 71b AktG).

V.	Corporate Bodies and Representation

  The Management Board of Schering AG currently consists of five members:

  - Arthur J. Higgins (Chairman)
  - Werner Baumann
  - Dr. Ulrich Köstlin
  - Dr. Gunnar Riemann
  - Prof. Marc Rubin, MD

  Pursuant to § 8 para. 2 of the Articles of Association of Schering AG, the Company is legally represented by two members of the Management Board or by one member of the Management Board acting together with one authorized signatory with full power of representation (Prokurist).

Convenience Translation
German version legally binding

           Mr. Arthur J. Higgins, chairman of the Management Board of Schering AG, is also chairman of the Management Board of Bayer HealthCare AG, a wholly owned subsidiary of Bayer AG. Mr. Werner Baumann and Dr. Gunnar Riemann are also active at the same time as members of the Management Board of Bayer HealthCare AG and Schering AG.

  The Supervisory Board of Schering AG normally consists of sixteen members. Pursuant to the provisions of the German Act on Co-determination (Mitbestimmungsgesetz), there are eight members representing the shareholders and an additional eight members representing the employees.

  The eight representatives of the shareholders are:

  -         Werner Wenning (Chairman)
  -         Dr. Hubertus Erlen (Vice Chairman)
  -         Dr. Karl-Hermann Baumann
  -         Prof. Dr. Friedrich Berschauer
  -         Dr. Reiner Hagemann
  -         Dr. Roland Hartwig
  -         Klaus Kühn
  -         Achim Noack

  Five of the eight representatives of the shareholders exercise other functions in the Bayer Group. Mr. Werner Wenning is chairman of the Management Board, Mr. Klaus Kühn is a member of the Management Board and Dr. Roland Hartwig is the head of the legal department of Bayer AG. Prof. Dr. Friedrich Berschauer is chairman of the Management Board of Bayer CropScience AG, a wholly owned subsidiary of Bayer AG, and Mr. Achim Noack is managing director of Bayer Technology Services GmbH, which also belongs 100% to the Bayer Group.

  The eight representatives of the employees are:

  -         Norbert Deutschmann (Vice Chairman)
  -         Hans-Georg Bleeck
  -         Johannes Heitbaum
  -         Yüksel Karaaslan
  -         Dr. Hans-Peter Niendorf
  -         Dr. Ulrich Sommer
  -         Sabine Süpke
  -         Heinz-Georg Webers

Convenience Translation
German version legally binding

VI.	Corporate Status within the Bayer Group

1.	Domination and Profit and Loss Transfer Agreement between Bayer Schering GmbH and Schering AG

  Schering AG belongs to the Bayer Group. Bayer Schering GmbH, a 100% subsidiary of the corporate group parent company, Bayer AG, holds 96.2% of the shares in Schering AG (excluding treasury shares held by Schering AG).

  Bayer Schering GmbH as the dominant enterprise and Schering AG as the controlled enterprise concluded a Domination and Profit and Loss Transfer Agreement on 31 July 2006. The Extraordinary General Meeting of Schering AG approved the Domination and Profit and Loss Transfer Agreement on 13 September 2006. The agreement was registered in the commercial register at the registered office of Schering AG on 27 October 2006 and, thus, took effect.

  Under § 1 of the Domination and Profit and Loss Transfer Agreement, Bayer Schering GmbH has, since the entry into force of the agreement, a right to issue instructions to the Management Board of Schering AG with regard to the management of Schering AG. Under § 2 para. 3 of the Domination and Profit and Loss Transfer Agreement, Schering AG is required for the first time for the fiscal year commencing on 1 January 2007 to transfer its entire profits to Bayer Schering GmbH.

  The agreement provides for the outside shareholders of Schering AG that they will receive an annual guaranteed dividend under § 304 AktG in the gross amount of EUR 4.60 per share minus capital income tax and solidarity surcharge to be paid on this amount at the respective applicable rate for the taxes for the relevant fiscal year. Under the current circumstances, this results in a guaranteed dividend in the total amount net of EUR 3.62 per share for a full fiscal year. The guaranteed dividend must be paid for the first time for the fiscal year 2006 of Schering AG. Since an obligation of Schering AG to transfer profit does not yet exist for the fiscal year 2006, any dividend resolved by the General Meeting of Schering AG for the fiscal year 2006 is deducted from the guaranteed dividend. Commencing with the fiscal year 2007 in which the obligation of Schering AG to transfer profit takes effect, the owed guaranteed dividend completely replaces the dividend which will no longer exist due to the lack of balance sheet profit.

Convenience Translation
German version legally binding

           Furthermore, Bayer Schering GmbH is required upon request of each outside shareholder of Schering AG to acquire that shareholder's shares in exchange for cash compensation pursuant to § 305 AktG. Cash compensation in the amount of EUR 89.00 per share was agreed in the Domination and Profit and Loss Transfer Agreement. Bayer Schering GmbH, as announced on the date of the Extraordinary General Meeting of Schering AG on 13 September 2006, has increased the amount of the cash compensation in the meantime to equal the weighted average domestic share price of the Schering share in the last three months up to 13 September 2006 as determined by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, "BaFin") pursuant to Section 5 para. 1 and para. 3 of the Offer Regulation to the German Act on Acquisition of Securities and Takeovers (Angebotsverordnung zum Wertpapiererwerbs- und Übernahmegesetz, "WpÜG Offer Regulation"). The BaFin has determined an amount of EUR 89.36 per Schering share as the share price. This amount is currently offered to all outside shareholders as cash compensation under § 305 AktG.

2.	Court Proceedings in connection with the Domination and Profit and Loss Agreement

Various shareholders have filed actions to set aside the resolution of the Extraordinary General Meeting on 13 September 2006 consenting to the Domination and Profit and Loss Transfer Agreement (Anfechtungsklagen) and to annul the resolution (Nichtigkeitsklagen) before the District Court Berlin. A court decision ending the proceedings has not been issued.

  Schering AG will soon commence a so-called release proceeding (Freigabeverfahren) before the District Court Berlin in accordance with § 246a AktG. In this proceeding, Schering AG will request that the court determine by an order that the actions brought do not prohibit the registration in the commercial register and that any defects of the resolution of the General Meeting do not affect the validity of the registration of the Domination and Profit and Loss Transfer Agreement. Such a court order may only be issued if the actions are not admissible or obviously unfounded or if in the judgement of the court the early effectiveness of having the resolution of the General Meeting should take priority in order to prevent material disadvantages for the company and its shareholders as shown by the applicant, taking into account the seriousness of the infringements asserted with the actions (§ 246a para. 2 AktG). The release process may, as in the present case, also be conducted after the completed registration in the commercial register. In this case, the interest of the company is not directed towards having the shareholder's resolution take effect as soon as possible, but in achieving clarity as soon as possible that the shareholders' resolution which took effect upon registration in the commercial register is finally non-appealable in accordance with § 246 para. 4 sentence 2 AktG.

Convenience Translation
German version legally binding

  Bayer Schering GmbH is confident that it will obtain a final release in the proceedings so that the registration of the Domination and Profit and Loss Transfer Agreement will become final. Independent of any subsequent conclusion of the proceedings on the actions to set aside and to annul the resolution, the Domination and Profit and Loss Transfer Agreement will in such an event remain registered in the commercial register and will remain valid (§ 246a para. 4 sentence 2 AktG). If the actions have success contrary to expectations, Schering AG would be required after a successful release proceeding to compensate the challenging plaintiffs for the damages which they incur as a result of the registration of the Domination and Profit and Loss Transfer Agreement based on the court's order (see § 246a para. 4 sentence 1 AktG).

  If Schering AG is not successful in the release proceeding but succeeds in its defence against the actions to set aside and to annul the resolution, which in the view of Bayer Schering GmbH can be expected in any event, the registration of the Domination and Profit and Loss Transfer Agreement in the commercial register will also become final. The agreement would then remain valid. Only in the event considered by Bayer Schering GmbH to be unlikely that Schering AG is not successful in obtaining a final order in the release proceeding and if the actions against the resolution of the General Meeting have success the Domination and Profit and Loss Transfer Agreement would be considered to be invalid, and the registration in the commercial register would have to be canceled.

  Bayer Schering GmbH assumes that in such a case the agreement would have to be treated as valid for the past and would not have to be rescinded. The agreement would only be invalid for the future. The legal issue about whether a domination and profit and loss transfer agreement which has been implemented and which becomes invalid as a result of a successful action to set aside or to annul the resolution of the General Meeting must be treated as invalid with effect for the future or from the very beginning, however, has not yet been decided by the highest courts. Therefore, it cannot be excluded that a court could decide that the agreement is invalid from the very beginning. It can also not be excluded that any integration measures implemented in the meantime would have to be assessed under §§ 311 et seq. AktG, i.e. measures which were disadvantageous for Schering AG would have to be compensated for or rescinded. In such a case, the purchase agreement between Bayer Schering GmbH and the Minority Shareholder would have to be rescinded. Bayer Schering GmbH would then be required to return the shares in Schering AG transferred to it under the cash compensation offer to the respective shareholder, and the respective shareholder would be required to return the received amount of the cash compensation of EUR 89.36 per share simultaneously (Zug um Zug) to Bayer Schering GmbH.

Convenience Translation
German version legally binding

  Finally, shareholders have suggested that a so-called administrative cancellation proceeding (Amtslöschungsverfahren) pursuant to § 142 German Act on Regulatory Activities of the Court (Gesetz über die freiwillige Gerichtsbarkeit, "FGG") be initiated against the registration of the Domination and Profit and Loss Transfer Agreement in the commercial register at the registered office of Schering AG. Bayer Schering GmbH assumes that this will not result in cancellation of the registration since the strict prerequisites for administrative cancellation are not met. However, if the cancellation does occur, the same consequences as described in the preceding paragraph would have to be considered.

VII.	Structure of the Schering Group and Major Participations

1.	Management Structure of the Schering Group

  As a global pharmaceutical company with extensive worldwide business operations, Schering AG has divided its business on a geographic basis. This corresponds with the structure of the distribution organization as well as the internal reporting. In this context, the predominant risk and earnings structure for the business activities is taken into account. The pharmaceutical business is divided into five geographic segments: The regions Europe, USA, Japan, Latin America/Canada and Asia/Pacific. The Other Activities - primarily the dermatology business conducted by the subsidiary Intendis GmbH, the pharmaceutical chemicals business and, since 1 January 2006, the Medrad Group operations with application technologies and contrast agents - are separately described because these are managed centrally on a worldwide basis.

  Allocation of business to geographic segments is generally determined by the location of the customer. The Europe segment includes all Member States of the European Union and all countries of the European continent including Russia and Turkey. This segment also includes the countries of the Caucasus, central Asia and Middle East, the Indian Subcontinent and the whole African continent. Sales for the segment Europe also include worldwide sales of the affiliate companies Schering Oy, Jenapharm, CIS bio international (until first quarter of 2006) and the Justesa Imagen Group. The USA Region comprises the USA and Puerto Rico. The Asia/Pacific Region includes the countries of South-East Asia and East Asia (with exception of Japan) as well as Australia and New Zeeland.

   The following chart provides an overview of the current regional management structure of the Schering Group:

Convenience Translation
German version legally binding

2.	Legal Structure of the Schering Group and Major Participations

  So far, Schering AG, as the parent company of the Schering Group, assumes management for the areas of production, sales and distribution, R&D and all typical administrative functions. The operational business is conducted by Schering AG itself as well as by its subsidiaries.

  Schering AG currently directly or indirectly holds participations in more than 150 subsidiaries worldwide. Major domestic group companies have concluded Domination and/or Profit and Loss Transfer Agreements with Schering AG.

The most important directly and indirectly held operational participations (as of 30 September 2006) are shown in the following overview:

Name of the Company	Registered Office	Share in capital stock in %

Europe Region
Jenapharm GmbH & Co. KG	Germany	100.0
Schering Deutschland GmbH**	Germany	100.0
N.V. Schering S.A.*	Belgium	100.0
Schering Oy	Finland	100.0
Schering S.A.S.*	France	99.9
Schering Health Care Ltd.**	Great Britain	100.0
Schering S.p.A.*	Italy	100.0

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Name of the Company	Registered Office	Share in capital stock in %
Schering Nederland B.V.*	Netherlands	100.0
Schering Austria Ges. m.b.H.*	Austria	100.0
Schering Lusitana Lda.**	Portugal	100.0
Schering (Schweiz) AG*	Switzerland	100.0
Schering España S.A.*	Spain	99.9
Schering Alman Ilaç ve Ecza Ticaret Ltd.**	Turkey	100.0
Schering (Pty.) Ltd.**	South Africa	100.0

USA Region
Schering Berlin Inc.*	USA	100.0
Berlex, Inc.*	USA	100.0

Japan Region
Nihon Schering K.K.*	Japan	100.0

Latin America/Canada Region
Schering Argentina S.A.I.C.**	Argentina	100.0
Schering do Brasil Ltda.**	Brazil	100.0
Schering Colombiana S.A.**	Columbia	100.0
Schering Mexicana S.A.**	Mexico	100.0
Berlex Canada, Inc.*	Canada	100.0

Asia/Pacific Region
Schering Pharmaceutical Ltd.**	China	100.0
P.T. Schering Indonesia**	Indonesia	100.0
Schering (Korea) Ltd.**	South Korea	100.0
Schering Taiwan Ltd.**	Taiwan	100.0
Schering (Bangkok) Ltd.**	Thailand	100.0
Schering Pty. Ltd.**	Australia	100.0

Other Activities
Medrad, Inc.*	USA	100.0
Intendis GmbH	Germany	100.0
Intendis Dermatologie GmbH	Germany	100.0
Intendis Manufacturing S.p.A.	Italy	100.0
Intendis S.p.A.	Italy	100.0
Intendis Inc.	USA	100.0

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Name of the Company	Registered Office	Share in capital stock in %
Intendis K.K.	Japan	100.0

  * Participation intended to be transferred to the Bayer Group at the end of 2006 in the context of the integration process.
* ** Participation intended to be transferred to the Bayer Group in or after 2007 in the context of the integration process.

  A reorganization of the participations of the Schering Group is intended as part of the integration of the Schering Group into the Bayer Group. These shall be integrated into the organizational structures of the Bayer Group. For this purpose, approximately 50 foreign companies of the Schering Group are supposed to be transferred to Bayer AG or its subsidiaries effective as of 31 December 2006. It is planned to sell the participations or their business at fair market values. The most important of the affected companies are marked accordingly in the above overview. It is also planned to sell an additional approximately 40 to 50 companies or the underlying business activities to the Bayer Group, either Bayer AG or its subsidiaries, starting in the year 2007 at fair market values and in individual cases at book values or values between these two values. The most important of these affected companies are also marked accordingly in the above overview. The effects of the dispositions on the value of the Schering share are described in more detail under F. I. 4.

VIII.	Business Operations of the Schering Group

          Schering primarily focuses its activity currently on four business areas: Gynecology&Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology. The "Other Sources" of the Schering Group include the dermatology business conducted by its subsidiary Intendis GmbH and the pharmaceutical chemicals business, whereas the Medrad Group's business of application technology for contrast agents is reported as part of the business division Diagnostic Imaging.

1.	Gynecology&Andrology

           In the field of Gynecology&Andrology, Schering develops and distributes products in the field of birth control for women, menopause management, gynecologic diseases, testosterone deficiency and fertility control for men. In the fiscal year of 2005, this business area realized sales of EUR 1,979 million. This correlates to 37% of the total Schering Group sales. The sales of this division for the first three quarters of 2006 are EUR 1,692 million (40% of the total Schering Group sales). The business area of birth control for women solely accounted for sales of EUR 1,681 million in the fiscal year of 2005 (32% of the Schering Group sales; first three quarters of 2006: EUR 1,450 million, 35% of the Schering Group sales). The sales for the business area of menopause management were EUR 169 million in 2005; EUR 132 million in the first three quarters of 2006 (in each case 3% of the total Schering Group sales).

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Female contraception

           Schering is the world market leader in the field of hormonal birth control since 2005. Particularly by strengthening the position in the USA, this leadership is planned to be expanded. One of the most important specialized areas of Schering in this context is the development of oral contraceptives with various additional benefits relevant for health. Furthermore, non-oral contraceptives are gaining importance as an alternative to the pill.

           The most important driver of growth in the field of female contraception is the oral contraceptive Yasmin® which accounted for sales of EUR 586 million in the year 2005. The success of Yasmin® is primarily based on the new progestin drospirenone. The pharmacological profile of this substance offers women advantages which extend beyond the contraceptive effect. In the first three quarters of 2006, the sales of Yasmin® as well as YAZ® and Yasminelle®, which also belong to the drospirenone product family, were a total of EUR 566 million.

Among the non-oral contraceptives, Mirena®, an intrauterine system (IUS) for long-term contraception, is of particular importance. The sales of the fiscal year 2005 for this product reached an amount of EUR 243 million (EUR 217 million in the first three quarters of 2006).

Diane-35®, an acne therapeutic agent with contraceptive effect which accounted for sales of EUR 172 million in the year of 2005 (sales first three quarters 2006: EUR 134 million) is another important sales product in the business area Gynecology&Andrology. Finally, the products Microgynon® and Meliane® which accounted for sales of EUR 133 million and EUR 124 million respectively in the year of 2005 (EUR 110 million and EUR 93 million respectively in the first three quarters of 2006) have to be mentioned in the fields of contraception.

Menopause management

In the field of menopause management, Schering offers various innovative ways to treat discomfort relating to menopause.

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The hormonal product Angeliq® contains in addition to drospirenone, the substance estradiol which relieves menopause symptoms. Furthermore, in comprehensive clinical phase III studies Angeliq® was proven to be also effective for lowering blood pressure. Angeliq® is admitted in both Europe, and the USA.

In January 2006, Climara Pro® was admitted in the USA for the prevention of post-menopausal osteoporosis. Climara Pro® is the only combined hormone patch for weekly application that can be used for the treatment of osteoporosis as well as the relief of vasomotor symptoms.

Gynecological therapy

Many gynecological diseases can be treated by administering hormonal products. During the development of this business sector, Schering also develops innovative treatment options for other gynecological indications such as uterine fibroids and endometriosis.

Testosterone deficiency and fertility control for men

In recent years, Schering has introduced a series of innovative products for the treatment of low testosterone to the market.

Nebido® is the first testosterone product which usually needs to be injected only every three months. Traditional substances require approximately twenty injections per year. Because it is a gel, Testogel®, which is marketed in Europe, can be applied to the skin by the patient himself.

The Schering Group has also taken on the challenge of developing a reliable, safe and reversible procedure for fertility control for men.

2.	Diagnostic Imaging

The Schering Group is one of the world market leaders in the field of in vivo diagnostic imaging with its products for x-ray procedures and magnetic resonance imaging. Diagnostic imaging enables doctors to precisely diagnose diseases at early stages and commence appropriate treatment. In this field, the Schering Group places emphasis on the production of innovative contrast agents used in computer tomography (CT), other x-ray procedures as well as magnetic resonance imaging (MRI). The position of the Schering Group in this field is strengthened by the business of the subsidiary Medrad, Inc., the world market leader in application technologies for contrast agents. The radio-pharmaceutical business, which so far also belonged to the diagnostic imaging business area, was sold according to the plan of focusing on the core business in the first half of 2006.

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In fiscal year 2005, the diagnostic imaging division accounted EUR 1,404 million (27% of the Schering Group sales) in sales. Thereof, EUR 583 million accounted for x-ray contrast agents, EUR 362 million accounted for MRI contrast agents and EUR 329 million accounted for application technology. The remaining amount is the radio-pharmaceutical business which has been sold. Sales in this business area were EUR 987 million in the first three quarters of 2006 (24% of the total Schering Group sales), whereas x-ray contrast agents accounted for EUR 401 million, MRI contrast agents for EUR 276 million and application technology for EUR 261 million.

X-ray contrast agents

The Schering Group offers a broad range of x-ray contrast agents. This includes in particular the products Ultravist® and Iopamiron® with sales in 2005 equaling EUR 248 million and EUR 242, respectively (EUR 174 million and EUR 160 million respectively for the first three quarters of 2006). Both are suitable for all standard x-ray and CT examinations and can be used for a variety of diagnostic issues. At present, Ultravist® is used more than ten million times per year.

The sales of Ultravist® decreased in the first three quarters of 2006 compared to the same period by 10% after adjustment for currency exchange rates. This development is based on the voluntary recall of Ultravist® which occurred in July 2006 in the formulation 370 mgl/ml. Schering is currently examining the corresponding production chain. The product is intended to be reintroduced into the market as soon as possible.

The combination of Ultravist® with innovative CT procedures like the Dual Source CT System from Siemens promises clinical advantages over existing CT systems. This applies in particular to rapidly growing areas of application of diagnostic imaging such as CT examinations of the heart or the use of CT in intensive care. Schering and Siemens Medical Solutions are jointly researching this area. Beyond the new application options for established contrast agents, like Ultravist®, the Dual Source CT technology is expected to open new opportunities for innovations in the field of CT contrast agents.

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MRI contrast agents

MRI visualizes changes in the structure of body tissue earlier, more clearly and more precisely than standard x-ray examinations or ultrasound diagnostics. Over the past years, the Schering Group introduced to the market new, specialized contrast agents for the rapidly developing field of MRI. In addition for purpose of diagnosing diseases, MRI is increasingly being used for planning treatment and providing evidence of treatment results.

Schering Group's leading MRI contrast agent is Magnevist®. It is the first MRI contrast agent introduced to the market and until today it is the most commonly used worldwide, more than 60 million times to date. In 2005, Schering Group realized EUR 328 million in sales with this product (EUR 240 million in the first three quarters of 2006).

Gadovist® 1.0 is a highly concentrated MRI contrast agent which is marketed specifically for MRIs of the brain and the spinal cord. As of its high concentration, Gadovist® 1.0 allows better detection and classification of the blood flow in tumors, for example. The product is also approved for vascular examinations.

Primovist® is an organ-specific MRI contrast agent to detect and characterize liver lesions. Because of its structural properties, Primovist® is absorbed in particular by liver cells (hepatocytes) and therefore has a contrast-enhancing effect in liver tissue.

Resovist® is another organ-specific MRI contrast agent for liver examinations. It is suitable for detecting even small liver lesions for instance in tests before surgical operations. It is used for early diagnosis of patients with suspected liver tumors or metastases.

Today, magnetic resonance angiography (MRA) offers doctors and patients an additional, gentler and safer method for producing images of blood vessels, which allows for vascular diseases to be detected at very early stages. One major advantage of this minimally invasive technique is that catheters are not needed. The novel gadolinium-based product, Vasovist®, is the first in a new class of blood-pool contrast agents for MRA.

Molecular and optical imaging

The Schering Group is pursuing promising approaches in the field of molecular imaging on innovative carrier molecules which connect only to certain cell structures to develop disease specific media for the imaging of biological processes at the molecular level. To develop optical imaging, a process which utilizes laser light to x-ray tissue, Schering Group concluded a cooperation agreement with Royal Philips Electronics.

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Application technologies for contrast agents

In addition to contrast agents, Schering develops, manufactures and markets injection systems and equipment through its subsidiary Medrad, Inc. Medrad’s innovations in the field of MRI include the injection system Spectris Solaris®, which facilitates precise application of the contrast agent, as well as infusion pumps for continuous drug administration even in the strong magnetic field of a magnetic resonance imaging scanner. In the area of CT, Medrad offers the Stellant® system, a dual injection system for the application of CT contrast agents. The most recent product development from Medrad is Avanta™, a special fluid management system for injecting contrast agents and saline solution, which is used in cardiac catheter examinations.

Radio-pharmaceutical

The radio-pharmaceutical division produced sales of EUR 125 million in 2005. In order to focus on core business areas, the management of Schering AG decided in December 2005 to sell the radio-pharmaceutical division which had been integrated into the geographic segments. On 22 February 2006, an agreement was made to sell the radio-pharmaceutical division to a Belgian consortium comprising Ion Beam Applications S.A. and the Institut National des Radioéléments. The sale was completed in the first half of 2006.

3.	Specialized Therapeutics

In the business area Specialized Therapeutics, Schering has developed approaches for treatment of a number of diseases with considerable medicinal requirements and for which a correspondingly large growth potential exists. In general, this concerns diseases which are only insufficiently treatable up to now. New therapeutic approaches and the possibilities of innovative technologies will give new perspectives by means of effective and safe treatments. The business area Specialized Therapeutics of the Schering Group realized sales of EUR 1,179 million in fiscal year 2005 (22% of Schering Group sales). Of that amount, EUR 936 million alone were attributable to products for the treatment of diseases of the central nervous system, additional EUR 144 million were attributable to products for the cardiovascular system. In the first three quarters of 2006, sales for the business area of Specialized Therapeutics amounted to EUR 923 million (22% of the Schering Group sales). Drugs curing diseases of the central nervous system generated sales of EUR 773 million; cardiovascular system drugs sales of EUR 104 million.

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Multiple Sclerosis

Among today's therapies for multiple sclerosis (MS), a chronic disease of the central nervous system, Schering's product Betaferon® (trade name in the USA and in Canada: Betaseron®) is of significant importance, because of its wide range of permitted applications in MS treatment and its precursorship in this field. In Europe, the USA and other countries, Betaferon®/Betaseron® is admitted for all recurring attacks of MS. Betaferon®/Betaseron® has recently been approved in Europe, in the USA and other countries for treatment of the earliest phases of multiple sclerosis. This product continues to be one of the largest growth drivers in the Schering Group; it generated sales of EUR 867 million in fiscal year 2005 (EUR 727 million in the first three quarters of 2006) and leads the list of strongest products in terms of sales in the Schering Group (see the overview under B.VIII.6). The patent protection for the product Betaferon®/Betaseron® will expire in 2007 in the USA and 2008 in the important single markets of the European region (Germany, France, Italy and the United Kingdom).

Up to now, Betaferon®/Betaseron® is manufactured by Böhringer Ingelheim Pharma GmbH & Co. KG for the countries of the European Union and by Chiron Corporation for the other markets. In February 2006, after the takeover of Chiron by Novartis, Schering AG exercised the option to purchase from Chiron all of the items of property used in the manufacture of Betaferon®/Betaseron®; the option had been contractually agreed upon for the case of a change-of-control. Schering AG and Chiron and Novartis, respectively, have entered into negotiations on the terms of the purchase. The negotiations are still continuing. Independent of these negotiations, the Schering AG filed a complaint against Novartis in California in October 2006 in connection with certain approvals, the so-called Biologics license and the Biologics license application for the production of Betaseron®.

Researching extensively, Schering is continuously pushing the further development of Betaferon®. This includes especially the BEYOND Program (Betaferon® Efficacy Yielding Outcomes of a New Dose), which until now is the largest controlled clinical study in MS research with 2,200 patients participating and where a new considerably higher Betaferon® dosage is being tested.

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Furthermore, there are other innovations which offer MS patients and their family members aid in living with the disease. This includes, for example, the room temperature stable formula of Betaferon®, which allows the patient greater independence in day-to-day living because the patient does not have to refrigerate the product any longer.

The active ingredient Alemtuzumab is currently being tested as a new option for therapy for MS treatment; this product is currently distributed by Schering under the trademark Campath® for the treatment of chronic lymphatic leukemia. The project is presently in a phase II study.

Morbus Crohn and Morbus Parkinson

Schering is currently developing Sargramostim for the treatment of Morbus Crohn, at this time an incurable inflammatory disease of the digestive track from which approximately 1 million persons suffer worldwide. The product is currently marketed in the USA under the name Leukine® as supporting therapy for various oncological indications.

In July 2006, Schering AG announced the results observed in two recently completed placebo-controlled, randomized, double-blind clinical studies of sargramostim for the treatment of Crohn's disease. Results from the phase III induction trial (n.o.v.e.l. 4) suggest a treatment benefit but fail to demonstrate superiority in the two primary endpoints of response and/or remission at eight weeks compared to placebo. However, primary and secondary endpoints were met in the n.o.v.e.l. 2 study. This phase II trial demonstrated that Sargramostim is significantly more effective than placebo for induction of corticosteroid-free clinical remission in steroid-dependent Crohn's disease patients.

A novel possibility to treat Parkinson disease, one of the most common chronic neuro-degenerative diseases, could be offered by Spheramine®, which has been developed by Schering. Spheramine® is a cell-based product consisting of human connective tissue pigments cells attached to micro carriers. The assumption is that these cells will produce dopamine, the neuro-transmitter which is lacking in Parkinson patients, when the cells are transferred to the brain of the patient. The product is at present in phase II of the clinical development.

ALK-Scherax Arzneimittel GmbH

On 27 February 2006, Schering sold its 50% share in the German distribution company ALK-Scherax Arzneimittel GmbH to its Danish partner ALK-Abelló A/S. ALK-Scherax’s operations, which contributed EUR 34 million to the group sales in 2005, are not among the core business areas of Schering. The transfer was concluded in the first quarter of 2006.

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4.	Oncology

Schering has a leading position in the business area Oncology in the field of hematology. Furthermore, Schering offers therapies against solid tumors. The business area Oncology realized sales in fiscal year 2005 of EUR 429 million (8% of Schering Group sales), of which EUR 245 million was realized in Hematology and EUR 184 million in the area Solid Tumors. In the first three quarters of 2006, the sales for this business area account for EUR 342 million (8% of Schering Group sales), whereas Hematology accounts for EUR 206 million of the sales and Solid Tumors account for EUR 136 million of the sales.

Hematological oncology

The comprehensive product portfolio of Schering in the field of hematological oncology offers therapeutic approaches for the targeted treatment of different types of leukemia and lymphoma.

The product Fludara® has established itself as a standard treatment for patients with relapsed or refractory chronic lymphocytic leukemia (CLL). CLL is worldwide the most common form of leukemia in adults with approximately 180,000 new cases annually. Fludara® is used as a first-line therapy for the treatment of CLL. This is currently the most important sales product in the Oncology division (sales in 2005: EUR 105 million); (EUR 91 million in the first half of 2006).

Campath® (trade name outside of the USA: MabCampath®) is the first antibody admitted for the treatment of patients with CLL. Campath® has the ability to reduce the disease burden to such low levels that CLL cells cannot be detected even with the most sensitive methodologies.

Zevalin® is approved in Europe for the treatment of adult patients with follicular Non-Hodgkin-Lymphoma (NHL) which do not react to retuximab treatment or have a relapse after such treatment. NHL is a tumor of the lymphatic system. Zevalin® is worldwide the first radio-immunal therapy which combines the proven targeting ability of a monoclonal antibody with the cytotoxic power of radiation therapy to destroy tumor cells.

In October 2006, Schering together with Biogen Idec Inc. announced the beginning of the "ZEAL" study (Zevalin® as the consolidation therapy for aggressive lymphoma). Approximately 400 patients suffering non-Hodgkin's lymphoma (NHL) are intended to participate in this international, multi-centric clinical phase III study. The effectiveness and safety of a Zevalin® treatment for patients with large cell, diffuse B cell lymphoma (DLDCL), the most commonly occurring type of aggressive non-Hodgkin's lymphoma.

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Leukine® (Sargramostim) is an artificially produced immunal-activator. The product is the only colony-stimulating factor approved in the USA for the treatment after initial chemotherapy in older patients with acute myelogenous leukemia (AML).

Solid Tumors

Schering wants to continue to expand its current presence in the field of therapies for solid tumors. Solid tumors refer to all types of cancer in tissues except for the blood, the bone marrow or the lymphatic system. This term covers the most common types of cancer in men, prostate cancer as well as breast cancer in women. Additional solid tumors are, for example, lung cancer, brain tumors or intestinal cancer.

The anti-androgen Androcur® developed by Schering is used to treat prostate cancer if the cancer cannot be removed surgically. Today, Androcur® is one of the most commonly used medications in its class.

In order to treat breast cancer patients with bone metastasis, so called bisphosphonates have been used for almost twenty years, such as the product Bonefos® distributed by Schering. They reduce the associated symptoms resulting from malignant breast cancers such as hypercalcemia and osteolysis.

In order to strengthen its activities in the field of therapy for solid tumors, Schering acquired in fall 2005 the worldwide exclusive rights to TOCOSOL® Paclitaxel from the US-American company Sonus Pharmaceuticals, Inc. TOCOSOL® Paclitaxel is currently in a multi-national clinical main study in phase III for the possible treatment of metastasized breast cancer.

Schering is also involved, together with Novartis, in the development of PTK/ZK, an oral angiogenesis inhibitor which is supposed to prevent the growth of new blood vessels in a tumor in order to slow down the growth of the tumor and the spread of metastasis. PTK/ZK is being developed in combination with chemotherapy and as a monotherapy for solid tumor indications. An intermediate analysis of current studies on colorectal carcinoma revealed that PTK/ZK did not achieve the planned results in this field; it did, however, show positive effects on particular groups of patients. In order to take these effects into account, the development program is being reassessed at present.

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Another project in the field of research and development in oncology is ZK-EPO, a new, completely synthetically produced analogue of epothilon B. This is supposed to improve the effectiveness and safety compared to the currently available chemotherapies and is active in cancer cells which are showing resistance to many other pharmaceuticals. The product is at present in phase II of the clinical development.

5.	Other Sources

Other Sources of the Schering Group include in particular the dermatology business which is conducted by the subsidiary Intendis GmbH. Sales in the dermatology business increased in fiscal year 2005 to EUR 223 million. (Sales in the first three quarters of 2006: EUR 178 million). The strongest products in terms of sales in this field are Advantan®, a topical corticoid for the treatment of eczema, and Skinoren® (trade name in the USA: Finacea®), a topical product for the treatment of rosazea.

6.	Overview of the Strongest/Highest Sales Products of the Schering Group

The following overviews show the ten strongest sales products from the various business areas in the Schering Group:

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Strongest products of Schering Group in terms of sales, fiscal year 2005
	Sales 2005	Change compared to 2004
	EUR million	total	adjusted for currency rates
Betaferon®/Betaseron® (Special Therapeutics)	867	+11%	+10%
Yasmin® (Gynocology&Andrology)	586	+36%	+34%
Magnevist® (Diagnostic Imaging)	328	+8%	+7%
Ultravist® (Diagnostic Imaging)	248	+5%	+3%
Mirena® (Gynocology&Andrology)	243	+22%	+21%
Iopamiron® (Diagnostic Imaging)	242	+1%	+2%
Diane® (Gynocology&Andrology)	172	-8%	-12%
Microgynon® (Gynocology&Andrology)	133	+4%	0%
Meliane® (Gynocology&Andrology)	124	+3%	0%
Fludara® (Oncology)	105	+2%	0%
Total	3,048	+12%	+10%
Portion of total group sales	57%

Strongest products of Schering Group on terms of sales, Q1-3/2006
	Sales Q1-3/2006	Change compared to Q1- 3/2005
	EUR million	total	adjusted for currency rates
Betaferon®/Betaseron® (Special Therapeutics)	727	+16%	+16%
Yasmin® (Gynocology&Andrology)*	566	+34%	+33%
Magnevist® (Diagnostic Imaging)	240	0%	0%
Mirena® (Gynocology&Andrology)	217	+28%	+27%
Ultravist® (Diagnostic Imaging)	174	-8%	-10%
Iopamiron® (Diagnostic Imaging)	160	-10%	-5%
Diane® (Gynocology&Andrology)	134	+3%	0%
Microgynon® (Gynocology&Andrology)	110	+12%	+10%
Meliane® (Gynocology&Andrology)	93	0%	-2%
Fludara® (Oncology)	91	+16%	+15%
Total	2.512	+13%	+12%
Portion of total group sales	60%
* Sales includes the sales with Yasmin®, YAZ® and Yasminelle®

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IX.	Business Development and Earnings Situation of the Schering Group; Key Data

1.	Key Data for the Fiscal Years 2003 through 2005

Amounts in million EUR	2005	2004	2003
Sales	5,308	4,907	4,828
Operating income	928	768	696

Consolidated profit	619	504	449
Basic profit per share (in EUR)	3.26	2.64	2.31

Cash flow from operations	1,048	751	581

Balance sheet total	6,103	5,717	5,479
Equity capital	3,283	2,833	2,783
% of the balance sheet total	53.8	49.6	50.8

Investments in fixed and intangible assets	289	265	280
Research and development costs	982	918	923

Personnel costs	1,583	1,550	1,564
Employees (31 December)	24,658	25,593	26,374

(Information based on consolidated group financial statements according to IFRS; figures for 2004 and 2003 adjusted due to first application of new standards)

2.	Business Development[1] and Earnings Situation in Fiscal Year 2005

The Schering Group achieved a growth in sales in the fiscal year 2005 totalling 8% which was based primarily on increased sales. The weakening of the Euro had a 1% positive effect on the sales proceeds. Adjusted for currencies, the sales of the Schering Group in 2005 increased by 7% to a total of EUR 5,308 million.

_____________________________
1    Unless stated otherwise, all explanations in this Section refer to the changes in sales as adjusted for currency exchange effects.

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Sales of Schering Group according to Regions
	EUR million		Change compared to 2004				Portion of group sales
	2005	2004*	total	amount/price	currency	structure	2005	2004*
Europe Region	2,456	2,349	+5%	+5%	+1%	-1%	46%	48%
USA Region	1,391	1,225	+14%	+13%	+1%	0%	26%	25%
Japan Region	434	439	-1%	+1%	-2%	0%	8%	9%
Latin America/ Canada Region	464	389	+19%	+9%	+10%	0%	9%	8%
Asia/Pacific Region	249	225	+11%	+7%	+5%	-1%	5%	5%
Other Activities	314	280	+12%	+7%	+2%	+3%	6%	5%
Total	5,308	4,907	+8%	+7%	+1%	0%	100%	100%

*  The worldwide dermatology business has been conducted through an independent company since 1 January 2005. Sales of dermatology products which were reported in the past as part of the business of the respective business of the five geographic segments are, therefore, shown under Other Activities. The values for 2004 were adjusted accordingly.

The sales in the Europe Region increased by 5% in the year of 2005. Positive effects of the currency exchange rate were offset by negative structural effects. In Germany, the largest single market in the Europe Region, sales adjusted for structural effects increased by 9%. Approximately 5 percentage points of this growth were the result of the reduction from 16% to 6% of government required producer discounts for reimbursable medicines. In Great Britain, government-ordered price reductions in 2005 led to a 2% reduction in sales. The sales increased in Italy (+3%) and Spain (+4%). In France, a slight increase in sales (+2%) was noted despite generic competition for Diane®. The strongest sales products, Yasmin® and Betaferon®, developed positively in the Europe Region, with sales increasing by 31% and 13% respectively. The sales of Diane® decreased by 19% as the result of competition from generics.

The business in the USA Region increased by a total of 14% in fiscal year 2005. Adjusted for the effects of currency rate exchange, the sales increased by 13%. Sales of Betaseron® increased by 5% in 2005. Business with Yasmin® developed positively (+33%). Yasmin® is the most successful brand medication among the oral contraceptives in the USA, having a market share of 13% in the year 2005. Furthermore, a large increase in sales was realized with Mirena® (+43%). The sales of Magnevist® increased in 2005 by a total of 13%. The business with application technologies for contrast agents, which was conducted by the subsidiary Medrad, Inc., and is separately shown within the Other Activities since 2006, continued its dynamic growth trend in 2005 with an increase in sales of 20% to a total of EUR 328 million.

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Compared to the year 2004, the sales in Yen in the Japan Region increased by 1%. In total, as a result of the negative development of the Yen, the sales dropped by 1%. In general, the Japanese market for x-ray contrast agents is characterized by competition from generics. Nonetheless, the sales of the x-ray contrast agent Iopamiron®, which constitutes almost one half of the total sales in the Region Japan, increased in fiscal year 2005 by 3%.

The sales in the Latin America/Canada Region increased by a total of 19% in the year of 2005. Adjusted for currency exchange rates, the sales increased by 9%. This growth was above all the result of a good development of the business in the largest single markets in this region, Brazil (+6%), Mexico (+12%) and Canada (+6%). The sales of the two sales strongest products in the Latin America/Canada Region, Yasmin® and Betaferon®/Betaseron®, were able to increase by above-average amounts (by +53% and +12%). This positive development was slightly offset by reductions in sales of older no longer patented contraceptives as a result of competition by generics.

In the Asia/Pacific Region, there was an overall increase in sales of 11% in 2005, while the organic growth was 7%. The countries with the highest increase in sales were Thailand (+23%) and South Korea (+9%). Ultravist®, the strongest product in terms of sales in the Asia/Pacific Region, had an increase in sales of 11% as the result of the increased use of contrast agents for imaging. The sales of Yasmin® increased by 53% in 2005.

The sales in Other Activities, which in 2005 comprised primarily the dermatology business, with a total of EUR 223 million, and the business with pharmaceutical chemicals, increased in 2005 by a total of 12%, or 7% when adjusted for currency and structural effects.

The ten strongest sales products for the Schering Group (see overview in Section VIII.6.) contributed an average of +10% to the increased sales in 2005. Particularly the innovative oral contraceptive Yasmin® made it possible to gain market shares in all of the important markets and the sales were able to be increased significantly (+34%) in 2005. Furthermore, the intrauterine system Mirena® achieved a large increase in sales (+21%). The strongest product of the Schering Group in terms of sales, Betaferon®/Betaseron® had a growth of 10%.

The costs of distribution in the year 2005 increased to EUR 1,687 million. This corresponds to an increase of 9% and is, thus, a development which is overall comparable to the increase in sales (+8%). The costs for technology and administration were EUR 522 million which was the level in the previous year. The costs for research and development increased by 7% to EUR 982 million. Related to sales, the research and development costs were 18.5% and therefore slightly below the level in the previous year (18.7%).

Convenience Translation
German version legally binding

The operating income for the fiscal year of 2005 was influenced by a number of extraordinary events. Included is an expense of EUR 54 million associated with the sale of the worldwide radio-pharmacological business. In addition, expenses were incurred in the amount of EUR 59 million in connection with the "FOCUS" initiative of Schering, a group-wide program for a strategic redirection and increase in efficiency. The actual expenses for the year of 2005 were higher than initially forecasted, because progress was made with regard to reducing the number of production sites, which was originally expected for the first time in the year of 2006.

On the other hand, the other operating income contains an income of EUR 88 million resulting from reversing reserves after an agreement was able to be reached concerning warranty claims from the sale of Schering's participation in Aventis CropScience in 2002. The balance of the other operating income and expenses increased by a total of EUR 16 million compared to the previous year to EUR 67 million. The operating income of EUR 928 million was 21% above that of the previous year.

The Schering Group profit increased by 23% in 2005 to a total of EUR 619 million. The profit per Schering share (basic) of EUR 3.26 was also 23% above that of the previous year.

The cash flow from operations increased from EUR 751 million in 2004 by 40% to EUR 1,048 million in 2005. The reason for the rise in cash inflow was an increase in the annual net profit. Furthermore, the cash flow improved as a result of a reduction of the net working capital, compared to an increase of the net working capital in 2004. This reduction was mainly the consequence of an increase in liabilities and a decrease of inventory as a result of increases of efficiency in inventory management. These positive effects were balanced with an increase in receivables.

An amount of EUR 450 million (2004: EUR 0 million) was allocated to the pension fund (Schering Altersversorgung Treuhand Verein) in 2005.

With a balance sheet total of EUR 6,103 million (previous year: EUR 5,717 million) and an increase in the equity capital to EUR 3,283 million (previous year: EUR 2,833 million), the equity ratio improved to 53.8% compared to 49.6% in the previous year.

Convenience Translation
German version legally binding

The investments of the Schering Group are financed with the cash flow from business operations. The investments in fixed assets were EUR 208 million in 2005 compared to EUR 212 million in the previous year. Investment activity was primarily related to concentration of production sites, adaptation to regulatory requirements in regard to quality and environmental protection as well as improving processes. The investments in intangible assets totaled EUR 81 million.

3.      Business Development2 and Earnings Situation in the Fiscal Year 2006

The Schering Group realized an organic growth of 9% in the first three quarters of 2006. Structural effects had a slightly negative impact on the growth. The sales increased by 7% to a total of EUR 4,180 million in comparison to the reference period.

Sales according to regions in the Schering Group
	EUR million		Change compared to quarters 1-3 2005				Portion of group sales
	quarters 1-3 2006	quarters 1-3 2005	total	amount/ price	currency	structure	quarters 1-3 2006	quarters 1-3 2005
Europe Region	1,889	1,856	+2%	+5%	0%	-3%	45%	48%
USA Region	875	746	+17%	+18%	0%	-1%	21%	19%
Japan Region	275	316	-13%	-8%	-5%	0%	7%	8%
Latin America/Canada Region	418	331	+26%	+21%	+5%	0%	10%	8%
Asia/ Pacific Region	223	185	+21%	+18%	+3%	0%	5%	5%
Other Activities	500	468	+7%	+7%	0%	0%	12%	12%
thereof Medrad*	261	222	+18%	+17%	+1%	0%	6%	6%
thereof Intendis**	178	169	+5%	+6%	-1%	0%	4%	4%
Total	4,180	3,902	+7%	+9%	0%	-2%	100%	100%

*      Since 1 January 2006, the worldwide business of the Medrad Group with application technologies and contrast agents is no longer part of the USA Region but is shown as part of the Other Activities. Figures for the previous period were adjusted accordingly.
**  External sales of the Intendis Group and sales of other group companies with dermatological products.

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2     Unless stated otherwise, all explanations in this Section refer to the changes in sales as adjusted for currency exchange effects.

Convenience Translation
German version legally binding

The Schering Group had a 2% growth in sales in the Europe Region in the first three quarters of 2006. Adjusted for structural effects resulting from the sale of the radio-pharmacological business as well as for the sale of the 50% share in the German ALK-Scherax Arzneimittel GmbH, sales increased by 5%. The sales sank by 2% in the third quarter as a result of the recall of the x-ray contrast agent Ultravist® in the formulation 370 mgl/ml. The sales of the two strongest sales products, Betaferon®/Betaseron® and Yasmin®,3  increased in the first three quarters of 2006 by 14% and 34% respectively. In Germany, the largest market in this region, and in France the sales organically increased by 2% and 4% respectively. In Great Britain, Schering had a sales growth of 12%. In Italy, state ordered price reductions led to a reduction in sales by 7%. Sales in Russia increased by more than 81% to a total of EUR 101 million as a result of an increase in the government budget for health.

In the USA Region, sales in the first three quarters of 2006 increased organically by 18%. Sales of Yasmin® continued to develop very positively (+28%). Sales of Mirena® were able to be increased by 54%. Sales of Betaseron® were increased by 18% in the first three quarters of 2006. Sales of Magnevist were 2% lower than in the previous year. This reduction is linked to effects of stockpiling in the same period of the previous year and, thus, does not reflect the actual demand. In the third quarter of 2006, an increase of sales for Magnevist® was able to again be realized.

In the Japan Region, sales in the first three quarters of 2006 were 8% lower than in the same period of the previous year. This reduction in sales was caused primarily by government ordered price reductions effective since April 2006. Furthermore, the Japanese market for x-ray contrast agents was characterized by a strong downward pressure on prices as a result of intense competition from generics. Therefore, the x-ray contrast agent Iapamiron®, which has a share of almost 50% of the total sales in Japan, showed a decrease in sales by 7%.

In the Latin America/Canada Region, Schering had an organic growth in the first three quarters of 2006 of 21%. The sales in the three largest markets in this region, Brazil, Mexico and Canada, increased by 16%, 30% and 11% respectively. Schering achieved approximately two-thirds of the total sales in this region in these three markets. The two strongest sales products in this region, Yasmin® and Betaferon®/Betaseron®, were able to increase substantially (+53% and +21% respectively). The products for female contraception, Microgynon® (+13%) and Diane® (+12%) followed this positive trend despite the competition from generics.

_______________________________

3     The information on Yasmin® in this Section relate to the drospirenone product family (Yasmin®, YAZ®, Yasminelle®).

Convenience Translation
German version legally binding

The sales in the Asia/Pacific Region increased in the first three quarters of 2006 by 18%. This development was driven particularly by the strong growth in South Korea (+27%) and China (+43%). Almost three quarters of the total sales in this region were generated in these two countries and Australia, where the sales increased by 6%. Despite the recall of the x-ray contrast agent Ultravist® in the formulation 370 mgl/ml in some countries in this region, the sales with Ultravist® developed positively in this region (+17%). Increase in sales was also able to be realized for Yasmin® in the same period. Diane® and Microgynon® were strong products in competition with the generic products, having increased sales of 19% and 11% respectively.

Sales in the segment Other Activities, which involved in the first three quarters of 2006 primarily the dermatology business conducted by Intendis GmbH, the business of Medrad, Inc. with application technologies for contrast agents and the business with pharmaceutical chemicals, increased by 7%.

Expenses for marketing and distribution increased disproportionately compared to the development of sales by 5% to EUR 1,281 million. Expenses for technology were EUR 380 million around the level of the previous year's period. Research and development costs of EUR 739 million were 5% above the figure in the first three quarters of 2005. The ratio of these expenses to sales was 17.7% (in the first three quarters of 2005: 18.1%).

The other net operating income was EUR -129 million compared to EUR 40 million in the first three quarters of 2005. This included extraordinary expenses of EUR 139 million which were incurred in connection with the tender offers for Schering AG announced in March 2006. The extraordinary expenses involved primarily consultants fees, compensation payments, retention premiums as well as expenses resulting from the exercise under the stock option plans. Furthermore, the other net operating income includes also an expense of EUR 58 million from the sale of the worldwide radio-pharmacological business as well as an income of EUR 34 million from the sale of the 50% share in the German distribution company ALK-Scherax Arzneimittel GmbH. Both sales occurred in the first half of the year 2006.

Overall, the net operating income in the first three quarters of 2006 was EUR 690 million and, thus, 3% below the amount reported in the first three quarters of 2005. Adjusted for the above mentioned effects resulting from the tender offers and divestures, the net operating income was EUR 853 million (+20%). This corresponds to an adjusted operating margin of approximately 20.4%.

Convenience Translation
German version legally binding

In the first three quarters of 2006, the Schering Group net profit decreased by 3% to EUR 466 million, and the profit per Schering share (basic) also decreased by 3% to EUR 2.45.

The cash flow from operating activities of EUR 733 million was 9% below the first three quarters of the year 2005. This decrease was primarily due to a reduction of other liabilities.

The total equity increased to 3,538 million (31 December 2005: 3,283 million) with a balance sheet total of EUR 6,024 million on 30 September 2006 (31 December 2005: EUR 6,103 million) and an increase of the equity ratio to EUR 58.7% (31 December 2005: 53.8%).

4.	Forecast

The Schering Group anticipates an organic growth in sales in the fiscal year of 2006 in the high one digit range.

Schering anticipates that the strongest sales product, Betaferon®/Betaseron®, will grow within the two-digit range when adjusted for currency exchange fluctuations. In the case of Yasmin®, continuing strong growth in sales in the two-digit range is expected.

On the basis of a continually positive development of the business and positive effects from the current program to increase efficiency ("FOCUS"), it is expected that the operating margin in the fiscal year of 2006 will be in the range of 18.5% to 19% (effects from the purchase or sale of business operations and expenses resulting from the takeover not taken into account).

Schering anticipates in connection with the combination of the pharmaceutical activities of Bayer and Schering that there will be both considerable proceeds from the sale of Schering companies to companies of the Bayer Group as well as expenses for restructuring. See below under Section F.I.4 with regard to the financial effects.

X.	Employees and Co-Determination

On 31 December 2005 the Schering Group employed worldwide 24,658 employees (8,929 in Germany), after having employed 25,593 at the end of the previous year. The decrease of approximately 4% reflects the continued consolidation process in production capacity, development capacity and administration in the context of implementing the "FOCUS" initiative. The reduction in employees affected primarily the locations in Germany, Japan and Mexico. In consideration of part-time employees, the number of employees in the Schering Group was equal to 24,124 full-time employees on 31 December 2005. The number of employees as of 30 June 2006 was 23,050 (full-time employees). The reduction in the number of employees a parent in the first nine months of 2006 is primarily the result of divestments made in the first half of the year 2006 prior to the takeover.

Convenience Translation
German version legally binding

Schering AG’s Supervisory Board consists of 16 members (see above B. V. for individual members) composed equally of shareholder representatives and employee representatives pursuant to § 7 (1) sentence 2 Co-Determination Act in conjunction with § 9 (1) of the Articles of Association of the Company.

Furthermore, at the present time works councils exist at Schering AG in Berlin and in Bergkamen with a total of 31 and 17 members respectively. These form a joint works council consisting of four members, established pursuant to §§ 47 et seq. Works Constitution Act (Betriebsverfassungsgesetz, "BetrVG"). In addition, four other works councils exist in the Schering Group (at Jenapharm GmbH & Co.KG, Schering GmbH and Co. Produktions KG, Schering Deutschland GmbH and Intendis GmbH).

When the Domination and Profit and Loss Transfer Agreement between Schering AG and Bayer Schering GmbH took effect, the conditions for establishing a corporate group works council at Schering AG under §§ 54 et seq. Works Constitution Act ceased to exist. Schering AG is no longer the parent company of a corporate group. The group works council for the Schering Group which existed until now has been dissolved. The interests of the employees of the former Schering Group are now represented at the group level in the group works council of the Bayer Group.

XI.	Integration of Schering AG into the Bayer Group and Combination of the Pharmaceutical Activities with the Bayer Subgroup Bayer HealthCare

It is intended to integrate Schering AG into the Bayer Group and to combine the pharmaceutical business of Schering AG and its subsidiaries with the pharmaceutical activities of the Bayer Group, which are bundled in the Bayer subgroup Bayer HealthCare. Both pharmaceutical businesses are intended to be conducted as a unity in the interests of the corporate group, and all major functions, especially research and development, purchasing, production, distribution, marketing as well as administration are to be combined. This will avoid the former expense incurred for having two independent organizations and will strengthen the competitiveness of the combined pharmaceutical business. Overall, the combination of the pharmaceutical activities of both groups is expected to result in synergies in a range of approximately EUR 700 million annually. The full amount of the synergies is anticipated to be realized for the first time in the year 2009 after a transition period for implementing the synergies. Synergies for the years 2007 and 2008 are anticipated in an amount of approximately EUR 260 million and EUR 485 million. The largest part of the synergies will be in the companies of the former Bayer Group. For the breakdown of the synergies, see below F. I. 4.

Convenience Translation
German version legally binding

.

The steps required for a combination were identified in the course of the integration planning. To the extent that the existence of a valid Domination and Profit and Loss Transfer Agreement is necessary for the implementation, the implementation was only commenced after the registration of the Domination and Profit and Loss Transfer Agreement in the commercial register on 27 October 2006. The integration process has not yet been completed at the time of the signing of this Transfer Report. The particular complexity of the project requires ongoing control and adjustment of the integration measures and identification of additional steps of integration. The main projects for the evaluation of the integration process are discussed below. In the context of the integration process, organizational and structural changes will take place at all levels of the value chain.

1.	Reorganization of the Global Management Structures

The global management structures of Schering AG and the Bayer subgroup Bayer HealthCare will be newly organized in the course of combining the two pharmaceutical businesses.

The activities of the combined pharmaceutical business will be divided into the strategic business areas Primary Care, Gynecology & Andrology, Diagnostic Imaging, Oncology, Hematology, Cardiology and Specialized Therapeutics as well as the dermatology business of the subsidiary Intendis GmbH. The implementation of the strategic tasks will take place in this context in the regional organizations: Europe, Asia/Pacific, Japan, USA as well as Latin America/Canada.

2.	Reorganization of the Global Research and Development Activities

The structures of the global research and development activities for the combined pharmaceutical activities of Schering AG and the Bayer subgroup Bayer HealthCare will be reorganized.

Convenience Translation
German version legally binding

The worldwide research and development activities of Schering AG and the Bayer subgroup Bayer HealthCare at various locations will in the future be combined in Germany at the sites in Berlin and Wuppertal as well as in the USA at the site in Berkeley (California). The results and the efficiency of the research and development activities which have been separated so far will be optimized in this manner and the costs in this field will be reduced.

The planned emphasis of research at the site in Berlin will be Diagnostic Imaging, Oncology as well as Gynecology & Andrology, while cardiological research is intended to be concentrated at the site in Wuppertal.

At the site in Berkeley the research and development of biologicals on a protein basis and biotech production of cogenates is supposed to be concentrated. The intention is to expand the facility in Berkeley over the long term to a center of competency where research in the fields of hematology and infection inhibitors/immunology is supposed to be concentrated. Berkeley is intended to continue to be the headquarters for the global business unit hematology/cardiology.

The described reorganization of the research and development activities, which according to the current status of the planning is intended to be concluded by the middle of 2007, will have the consequence that the US research location of the Bayer subgroup Bayer HealthCare in West Haven in the US State of Connecticut and the research location operated in Richmond in the US State of California by Berlex Inc., a sub-subsidiary of Schering AG, will be closed. The other divisions and functions which have been located to date in West Haven and in Richmond will be gradually moved to the US headquarters of the combined pharmaceuticals business in New Jersey.

3.	Reorganization of the Global Purchasing Structures

The combined pharmaceutical business of Schering AG and the Bayer subgroup Bayer HealthCare will have a procurement volume of approximately EUR 5.2 billion per year. The future, globally organized purchasing structure of the combined pharmaceuticals business will be characterized by a clear separation between the strategic and the operational procurement. The newly organized purchasing structure will be strategically concentrated in the thirteen most important countries which together represent approximately 90% of the combined procurement volume.

Convenience Translation
German version legally binding

The procurement functions of Schering AG are supposed to be integrated in the existing global purchasing organization of the Bayer subgroup Bayer HealthCare for the strategic fields of raw materials procurement, finished products, marketing, research & development as well as technology & services. The division procurement performance management, which is responsible for procurement controlling, quality assurance and implementation of modern procurement methods, is supposed to be integrated into the purchasing organization of the Bayer subgroup Bayer HealthCare. The departments which are responsible for the procurement of professional services, IT, laboratory requirements, motor pool management, work safety and health, office materials, shop needs as well as business travel will be transferred organizationally to the central procurement organization of Bayer Business Services GmbH or its subsidiaries.

The locations of the Schering employees within the strategic procurement will mostly remain. The departments of Schering AG and of the Bayer subgroup Bayer HealthCare for operational procurement which had been separate to date will be combined in the future country locations.

4.	Reorganization of the Global Production Structures

The worldwide production activities of Schering AG and the Bayer subgroup Bayer HealthCare are supposed to be combined in the future under the combined platform function product supply. For this purpose, the product supply units Global Pharmaceutical Production, Global Active Pharmaceutical Ingredient Production as well as Global Biotech Production were newly established. The supply of the business areas of Schering AG with finished products will occur through the product supply units Global Pharmaceutical Production and Global Biotech Production PS-Biotech.

The three newly established product supply units are broken down into Supply Centers. The production of effective substances of Schering AG in Bergkamen and Proquina (Mexico), the joint venture Justesa of Schering AG and Juste in Spain as well as the Bayer HealthCare locations in Wuppertal-Elberfeld and La Felguera (Spain) each constitute a Supply Center and are supposed to be combined into a unit Global Active Pharmaceutical Ingredient Production.

The production of Schering AG at the sites in Berlin, Weimar, São Paulo (Brazil), Madrid (Spain) and Turku (Finland) as well as the Bayer HealthCare production location in Leverkusen constitute independent Supply Centers under the auspices of the unit Global Pharmaceutical Production. This unit will also bear in the future the functional responsibility for the regional locations and will care for the respective contract producers. The production of biotechnological products will take place at the sites in Berkeley (USA), Rosia (Italy) as well as in Seattle (USA). The contract production activities for biotech products are supposed to be centrally managed and controlled in Berlin. The three newly established product supply units will each be provided with the supporting functions of controlling, quality assurance and supply chain management. The product supply platform function of technical support will support all production sites technologically.

Convenience Translation
German version legally binding

5.	Reorganization of the Global Distribution and Marketing Structures

The local subsidiaries of Schering AG are supposed to be integrated into the existing Bayer organizations in most of the countries. For this purpose, the outside sales force as well as the marketing and medical functions of the Schering subsidiaries and the pharmaceutical division of the Bayer subgroup Bayer HealthCare will each be combined in a local Bayer Schering pharmaceuticals division.

The German distribution activities which are currently organized in a sub-subsidiary of Schering AG are supposed to be moved from Berlin to Leverkusen which is the location of the Bayer HealthCare distribution unit responsible for Germany, Bayer Vital GmbH. In addition, the plan is to move the business unit for the Primary Care business (Primary Care Products) and the distribution units for the European business in the fields of Oncology and Hematology/Cardiology in the pharmaceutical business of Bayer HealthCare from Wuppertal and Leverkusen to Berlin.

The headquarters for the distribution activities of the combined pharmaceuticals business in the USA are supposed to be located in the future at the sites in Wayne and Montville in the US State of New Jersey. This is intended to include the business units Oncology, Special Therapeutics and the US product development unit as well as other units for business support functions. It is intended that employees in these functions who are currently still employed at other locations will move to the location of the new headquarters within the next 12-18 months.

Convenience Translation
German version legally binding

6.	Reorganization of the Global Administrative Structures

The administrative structures of Schering AG are supposed to be integrated into the worldwide administrative structures of the Bayer Group. As a result of the integration into the Bayer Group, Schering AG, as well as other corporate group companies will use the functions exercised by Bayer AG as the strategic management holding company for the entire corporate group and which are centrally located at the corporate center of Bayer AG. This includes, among others, the functions Corporate Office, Corporate Communications, Corporate Auditing, Corporate Human Resources & Organization, Corporate Development, Finance (including Taxes), Group Accounting and Controlling, Regional Coordination as well as Governmental & Product Affairs. Business specific administrative functions, especially Communication, will be provided in the future uniformly through the Bayer subgroup Bayer HealthCare and service functions involving the entire group, such as Human Resources, IT and Accounting will be provided by service companies in the Bayer Group. The proportionate costs incurred for these services will be borne by Schering AG in the form of a management fee. In addition, Bayer AG has responsibility for the total group and, thus, also for Schering AG in the field of public relations. Schering AG will also pay a fee to Bayer AG for this.

Functions which are particularly close to the business, such as Controlling, Rights & Patents, Strategic Planning as well as the Business Development & Licensing will be carried out by Schering AG itself in Berlin.

The administrative functions of the Schering subsidiaries in the countries are supposed to be incorporated into the respective administrative structures of the Bayer Group and the Bayer subgroup Bayer HealthCare.

Convenience Translation
German version legally binding

C.
Description of Bayer Schering GmbH as the Main Shareholder

I.	Overview

Bayer Schering GmbH is the Main Shareholder in Schering AG. Bayer Schering GmbH is a German company with limited liability (Gesellschaft mit beschränkter Haftung) with its registered office in Leverkusen and registered in the commercial register of the Local Court (Amtsgericht) Cologne under register number HRB 52162. Bayer Schering GmbH is a wholly owned subsidiary of Bayer AG. Bayer Schering GmbH holds the entire shareholding of the Bayer Group in Schering. In addition, Bayer Schering GmbH also holds a 100% participation in BayInvest GmbH, Leverkusen.

The responsibility of Bayer Schering GmbH is primarily the coordination of measures for the integration of Schering AG into the Bayer Group and the combination of the pharmaceutical activities of the Schering Group and the Bayer subgroup Bayer HealthCare. In this context, Bayer Schering GmbH functions as an intermediate holding company. Bayer Schering GmbH, as an unlisted company with flexible structures and an efficient decision-making process, is particularly suited for this purpose.

II.	Registered Office, Fiscal Year and Purpose of Company

Bayer Schering GmbH has its registered office in Leverkusen. Its fiscal year corresponds to the calendar year. The purpose of the company is the management of its own assets, especially the management of the shares in Schering AG as well as the coordination of measures for the integration of Schering AG into the Bayer Group and the integration of the pharmaceuticals businesses of the Schering Group and the Bayer subgroup Bayer HealthCare, including purchasing and the rendering of related services. Bayer Schering GmbH is entitled to enter into all transactions which relate to the purpose of the company or which directly or indirectly are suitable for serving the purpose. The company may establish other companies, acquire them or participate in them.

III.	Registered Capital and Shareholder and Profit and Loss Transfer Agreement with Bayer AG

The registered capital of Bayer Schering GmbH is EUR 1,000,000. The sole shareholder is Bayer AG.

Convenience Translation
German version legally binding

Since the fiscal year 2004, a profit and loss transfer agreement is in place between Bayer Schering GmbH and Bayer AG. According to this agreement, Bayer Schering GmbH is obligated to transfer its entire profits to Bayer AG. Reciprocally, Bayer AG is obligated to compensate for any losses of Bayer Schering GmbH (§ 302 AktG). The profit and loss transfer agreement may be terminated with ordinary notice of termination not before 31 December 2009. Termination prior to this time is only permissible for just cause (wichtiger Grund), for example, if Bayer AG no longer holds the majority of the shares in Bayer Schering GmbH.

IV.	Corporate Bodies and Representation

The Managing Directors of Bayer Schering GmbH are Lars Brüning, Dr. Armin Buchmeier, Lambert Courth and Dirk Rosenberg. Mr. Brüning and Mr. Courth are responsible for the integration process and the combination of the pharmaceutical businesses. Mr. Courth is the head of the integration project for the Bayer Group. Mr. Brüning is the leader appointed for the Schering Group in the so-called Project Management Office, the body which coordinates the integration activities worldwide.

The company is legally represented pursuant to § 7 para. 2 of its Articles of Association by two Managing Directors acting jointly or by one Managing Director acting together with an authorized signatory (Prokurist). § 7 para. 3 of the Articles of Association also provides that individual Managing Directors may be granted sole power to represent the company by way of a shareholders resolution.

V.	Business Development and Earnings Situation of Bayer Schering GmbH

Upon completing the acquisition of Schering AG, the assets, financial condition and earnings situation of Bayer Schering GmbH are primarily as follows. On 30 September 2006, Bayer Schering GmbH held 183,440,552 bearer shares in Schering AG. At this time, this corresponded to approximately 96.1% of the Schering shares excluding the shares held by Schering AG as treasury shares. Thus, on 30 September 2006, the position for participations was approximately EUR 16.176 billion. Initially, Bayer AG made a contribution of EUR 3 billion as a shareholder to Bayer Schering GmbH for the Schering stock acquired up to 30 September 2006, which amount was booked into the capital reserves. An additional approximately EUR 13 billion was provided to Bayer Schering GmbH by Bayer AG through a short term loan in the context of a total financing commitment. The currently existing mix of equity and financing loans resulted in an increase of the capital reserve from EUR 0 to EUR 3 billion and to an increase of financial debt from EUR 0 to approximately EUR 13 billion.

Convenience Translation
German version legally binding

Until today, Bayer Schering GmbH has purchased further 217,446 Schering shares which have been transferred to Bayer Schering GmbH at a price of EUR 89.36 in the context of the cash compensation offer of the Domination and Profit and Loss Transfer Agreement (for further details on the participation see above E.I.2.)

On the basis of the currently existing financing structure consisting of equity and financial loans, Bayer Schering GmbH anticipates an interest expense of up to approximately EUR 430 million per year, not taking into account the intended integration measures of Schering AG into the Bayer Group. To the extent that the dividends or transferred profits from the Schering participation are not sufficient to cover this expense, it must be taken into account that Bayer AG is required on the basis of the profit and loss transfer agreement which is in place since 2004 to compensate for any losses of Bayer Schering GmbH during the term of the agreement (§ 302 AktG).

VI.	Employees and Co-Determination

Bayer Schering GmbH does not have any employees and is not subject to co-determination.

Convenience Translation
German version legally binding

D.
Reasons for the Squeeze out of the Minority Shareholders

In accordance with §§ 327a et seq. AktG, the General Meeting of a stock corporation may resolve upon request of the Main Shareholder that the shares of the other shareholders are transferred to the Main Shareholder in return for adequate cash compensation. Bayer Schering GmbH wants to make use of this possibility expressly provided for by the law.

I.	Increased Flexibility

After the transfer of the shares of the Minority Shareholders to the Main Shareholder, resolutions of the General Meeting of Schering AG may be obtained on short notice and without the large effort in preparation that is required for a public General Meeting. This means that, especially in the context of the combination of the pharmaceutical businesses of the Schering Group and the Bayer subgroup Bayer HealthCare, organizational and corporate group restructuring measures (e.g., changing the corporate form, mergers, spin-offs) or other measures which require the involvement of the General Meeting may be planned flexibly and implemented more easily. As a result of the reduction of the formal requirements, the combination of the pharmaceutical businesses will be facilitated. It will be easier to react quickly and smoothly to new economic developments. Personnel changes in the corporate bodies may also be implemented in a less time-consuming manner.

II.	No Conflicts of Interest

The fact that Schering AG belongs 100% to Bayer Schering GmbH and to the Bayer Group also avoids potential conflicts of interest between Bayer Schering GmbH and the Bayer Group on the one hand and the Minority Shareholders in Schering AG on the other hand. The financial interests of the Minority Shareholders are comprehensively protected by the statutory provisions in §§ 327a et seq. AktG as a result of the Minority Shareholders receiving adequate cash compensation.

III.	Cost Savings

In addition to the gain in flexibility, the squeeze out of the Minority Shareholders also results in considerable cost advantages for Schering AG. The costs for calling and carrying out the Annual General Meeting of Schering AG will be almost completely eliminated in the future. In addition to the costs for mailing of documents to shareholders and the conduct of the General Meeting as such, this involves especially also costs for the legal preparation and implementation of the General Meeting, be it in connection with the preparation of reports to the General Meeting or the preparation of information for the questions of the shareholders.

Convenience Translation
German version legally binding

IV.	Delisting

As has been described under E. II. 6, the transfer of the shares of the Minority Shareholders to the Main Shareholder will also result in the delisting of Schering AG at the German exchanges, the Swiss exchange and, to the extent this has not already occurred, the NYSE. This also applies to the registration of the Schering stock with the SEC in the USA. As a result of this, the requirements on regular publications will considerably be reduced; the obligation of Schering AG to make ad hoc announcements will completely cease. The costs related to the listing as such and the high standard for public announcements under German, Swiss and US American capital markets law will also be saved. Among others, the expenses for the Annual Report on Form 20-F required under US securities law and for the consolidated financial statements will be saved.

V.	Increased Transaction Security

In addition to the greater flexibility and the cost savings, the squeeze out of the Minority Shareholders also results in increased certainty for corporate transactions. The risk that structural measures and capital measures may be delayed by complaints raising challenges by Minority Shareholders ceases. Court proceedings or settlements terminating proceedings with Minority Shareholders require considerable personnel and financial expenses. As a result of the transfer of shares of the Minority Shareholders to the Main Shareholder, court disputes between Schering AG and the Minority Shareholders (actions to set aside a resolution, proceedings to forced disclosure of information, appraisal court proceedings, etc.) will be avoided.

Convenience Translation
German version legally binding

E.
Conditions and Consequences of the Resolution on the Transfer of Shares

I.	Conditions of the Transfer of Shares of the Minority Shareholders

1.	Overview of the Statutory Regulations

In accordance with § 327a para. 1 sentence 1 AktG, the General Meeting of a stock corporation may resolve upon request of a shareholder holding at least 95% of the share capital in the company (Main Shareholder) on the transfer of shares of the other shareholders (Minority Shareholders) to the Main Shareholder in return for adequate cash compensation. Since Schering AG has only issued no-par shares, the portion held by the shareholder in the share capital is determined according to the number of shares (§ 327a para. 2 in conjunction with § 16 para. 2 sentence 1 AktG). In accordance with § 327a para. 2 in conjunction with § 16 para. 2 sentence 2 AktG, treasury shares held by Schering AG are deducted from the aggregate amount of the shares.

The Main Shareholder must direct the request to the Management Board of the company that the General Meeting resolve on the transfer of shares of the Minority Shareholders to the Main Shareholder in return for adequate cash compensation (§ 327a para. 1 sentence 1 AktG).

According to § 327b para. 1 sentence 1 AktG, the Main Shareholder determines the amount of the cash compensation. The cash compensation must take into account the circumstances of the company at the time of the resolution by the General Meeting. The Main Shareholder must submit a written report to the General Meeting in accordance with § 327c para. 2 sentences 1 AktG in which the conditions for the transfer of the shares of the Minority Shareholders to the Main Shareholder are presented and the adequateness of the cash compensation is explained and justified. The adequateness of the cash compensation must be examined by an expert auditor selected and appointed by the court upon application of the Main Shareholder (§ 327c para. 2 sentences 2 through 4 AktG). According to § 327c para. 2 sentence 4 AktG, the expert auditor must prepare a written report about the results of its examination.

Prior to calling the General Meeting, the Main Shareholder must submit to the Management Board of the company the declaration of a credit institution authorized to engage in business in the Federal Republic of Germany under which the credit institution assumes the guarantee for the fulfillment of the obligation of the Main Shareholder to pay the determined cash compensation to the Minority Shareholders in return for the transferred shares without undue delay after registration of the resolution on the transfer of shares (§ 327b para. 3 AktG).

Convenience Translation
German version legally binding

As of the date on which the General Meeting is convened, the draft resolution on the transfer of shares, the annual financial statements and the management reports for the last three fiscal years of Schering AG, this Transfer Report as well as the report of the expert auditor selected and appointed by the court pursuant to § 327c para. 2 sentences 2 through 4 AktG must be made available for inspection by the shareholders. Upon request, each shareholder must be issued with a copy of these documents without undue delay and free of charge. The above mentioned documents must be available for inspection at the General Meeting.

The General Meeting of Schering AG must resolve on the transfer of shares of the Minority Shareholders to the Main Shareholder in return for the adequate cash compensation. A simple majority will be sufficient for this resolution on the transfer (§ 133 para. 1 AktG).

After the General Meeting has resolved on the transfer of shares of the Minority Shareholders to the Main Shareholder, the Management Board of the company must notify the resolution on the transfer of shares for registration in the commercial register of Schering AG (see, § 327e para. 1 sentence 1 AktG). Upon registration of the resolution on the transfer of shares, all shares of the Minority Shareholders will be transferred to the Main Shareholder by operation of law (§ 327e para. 3 sentence 1 AktG). In return, the Minority Shareholders will receive a claim for payment of the determined cash compensation.

2.	Participation in the Amount of 95%

At the time of the specified request and the signing of this Transfer Report, Bayer Schering GmbH holds 183,657,998 bearer shares in Schering AG. The share capital of Schering AG is EUR 194 million and is divided into 194 million shares. According to a securities account confirmation of 3 December 2006 transmitted to Bayer Schering GmbH on 4 December 2006, 3,124,300 shares of Schering AG are currently held by Schering AG as treasury shares. Since treasury shares of Schering AG are not to be counted when calculating the proportionate shareholding of the Main Shareholder under §§ 327a para. 2, 16 para. 2 AktG, the shareholding of Bayer Schering AG in the share capital of Schering AG for purposes of the squeeze out of the Minority Shareholders is 96.2%. Thus, Bayer Schering GmbH has shares in Schering AG in the amount of more than 95% of the share capital so that Bayer Schering GmbH is the Main Shareholder of Schering AG within the meaning of § 327a para. 1 AktG.

Convenience Translation
German version legally binding

Bayer Schering GmbH already held 183,440,552 bearer shares of Schering AG on 26 September 2006, the time the request has been directed to the Management Board of Schering AG. The share capital of Schering AG was also EUR 194 million at that time and was divided into 194 million shares. On 26 September 2006, 3,137,000 shares of Schering AG were held by Schering AG as treasury shares. Thus, Bayer Schering GmbH already held shares of Schering AG in the amount of 96.1% of the share capital under § 327a para. 2 in conjunction with § 16 para. 2 AktG at the time of submitting the request on 26 September 2006.

3.	Request of Bayer Schering GmbH pursuant to § 327a para. 1 sentence 1 AktG

Bayer Schering GmbH submitted the request under § 327a para. 1 AktG to the Management Board of Schering AG by letter dated 26 September 2006 asking that the necessary measures be taken so that the General Meeting of Schering AG can resolve on the transfer of shares of the Minority Shareholders of Schering AG to Bayer Schering GmbH.

After determining the amount of the cash compensation, Bayer Schering GmbH specified this request in a letter dated 5 December 2006 stating the amount of the cash compensation determined by Bayer Schering GmbH and requested that the item "resolution on the transfer of shares of the Minority Shareholders in Schering AG, Berlin, to Bayer Schering GmbH, Leverkusen, as the Main Shareholder in return for adequate cash compensation pursuant to §§ 327a et seq. AktG" be included in the agenda of an Extraordinary General Meeting of Schering AG to be called for this purpose. In the same letter, Bayer Schering GmbH issued the instruction in accordance with § 1 para. 1 of the Domination and Profit and Loss Transfer Agreement between Bayer Schering GmbH and Schering AG dated 31 July 2006 to call an Extraordinary General Meeting of Schering AG for 17 January 2007 for the above mentioned resolution.

4.	Determination of the Cash Compensation

Bayer Schering GmbH as the Main Shareholder has determined the amount of the cash compensation for the transfer of shares of the Minority Shareholders as follows: The cash compensation is EUR 98.98 for each bearer share of Schering AG representing a proportionate amount of the share capital of EUR 1.00. The adequateness of the cash compensation is explained and justified in Section F.

Convenience Translation
German version legally binding

5.	Transfer Report of Bayer Schering GmbH

Bayer Schering GmbH, as the Main Shareholder, is submitting the present Report as the Transfer Report pursuant to § 327c para. 2 sentence 1 AktG. In particular, as required by law, this Transfer Report presents the conditions for the transfer of shares of the Minority Shareholders and explains and justifies the adequateness of the cash compensation.

6.	Examination of the Cash Compensation

Upon application of Bayer Schering GmbH dated 26 September 2006, the District Court (Landgericht) Berlin selected Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft ("Ebner Stolz") as the expert auditor and appointed that firm by a court order dated 28 September 2006. Ebner Stolz will submit a separate report on the examination of the adequateness of the cash compensation in accordance with § 327c para. 2 sentence 4 in conjunction with § 293e AktG.

7.	Guarantee by a Credit Institution pursuant to § 327b para. 3 AktG

Bayer Schering GmbH submitted to the Management Board of Schering AG the guarantee declaration of a credit institution required by law on 5 December 2006. After determination of the cash compensation by the Main Shareholder, Commerzbank AG assumed a bank guarantee on 5 December 2006 for the fulfillment of the obligation of Bayer Schering GmbH to pay the determined cash compensation for the transferred shares to the Minority Shareholders without undue delay after registration of the resolution on the transfer of shares. This bank guarantee gives the Minority Shareholders a direct and irrevocable claim for payment of the cash compensation against Commerzbank AG.

8.	Availability for Inspection of Documents for the Preparation of the General Meeting

As of the date on which the General Meeting is convened, the following documents will be available for inspection by the shareholders in the offices of Schering AG, Legal Department, Müllerstraße 178, 13353 Berlin: The draft resolution on the transfer of shares, the annual financial statements and management reports of Schering AG as well as the corporate group financial statements and the corporate group management reports of Schering AG for the last three fiscal years 2003, 2004 and 2005, this Transfer Report (the report of the Main Shareholder Bayer Schering GmbH pursuant to § 327c para. 2 sentence 1 AktG), the request by Bayer Schering GmbH for the transfer of shares dated 26 September 2006 and the specified request of the transfer of shares by Bayer Schering GmbH dated 5 December 2006, the guarantee declaration of Commerzbank Aktiengesellschaft, and the report on the adequateness of the cash compensation pursuant to § 327c para. 2 sentences through 4 AktG prepared by Ebner Stolz, the expert auditor selected and appointed by the District Court in Berlin. Upon request, each shareholder will be provided with a copy of these documents without undue delay and free of charge. The documents will also be available at the General Meeting on 17 January 2007.

Convenience Translation
German version legally binding

In addition, the documents are also available for review and for downloading free of charge at www.schering.de, "Investor Relations/Corporate Governance/General Meeting" from the date on which the General Meeting is convened.

9.	Resolution of the General Meeting of Schering AG on the Transfer

The Extraordinary General Meeting of Schering AG is scheduled to resolve on the transfer of shares of the Minority Shareholders to the Main Shareholder Bayer Schering GmbH on 17 January 2007.

The draft resolution for the General Meeting reads as follows:

"Pursuant to §§ 327a et seq. AktG the bearer shares of the other shareholders in Schering AG (Minority Shareholders) are transferred to the Main Shareholder, Bayer Schering GmbH with its registered office in Leverkusen, in return for adequate cash compensation to be paid by the Main Shareholder in the amount of EUR 98.98 for each bearer share representing a proportionate amount of the share capital of EUR 1.00."

The resolution of the General Meeting on the transfer of shares of the Minority Shareholders to the Main Shareholder requires a simple majority of the votes cast. The Main Shareholder is entitled to vote on the resolution; there is no exclusion of voting rights under the provisions of stock corporations law.

10.	Registration in the Commercial Register

After the General Meeting of Schering AG has resolved the transfer of shares of the Minority Shareholders to Bayer Schering GmbH as the Main Shareholder, the Management Board of Schering AG must submit the resolution on the transfer of shares to the commercial register for registration. Upon registration in the commercial register of the resolution on the transfer of shares, the squeeze out of the Minority Shareholders will take effect (more details below in Section E.II.).

Convenience Translation
German version legally binding

II.	Consequences of the Squeeze out of the Minority Shareholders

1.	Transfer of the Shares to the Main Shareholder upon Registration of the Resolution on the Transfer of Shares

Upon the registration of the resolution on the transfer of shares in the commercial register, all shares of the Minority Shareholders of Schering AG will be transferred to Bayer Schering GmbH as the Main Shareholder pursuant to § 327e para. 3 sentence 2 AktG. The Minority Shareholders, therefore, will lose their legal position as shareholders by operation of law, and separate acts of disposal are neither necessary nor possible. The Minority Shareholders will receive in return the claim for payment of the adequate cash compensation by Bayer Schering GmbH which also comes into existence upon registration in the commercial register of the resolution on the transfer of shares.

Bayer Schering GmbH acquires in this manner all membership rights under the shares of the Minority Shareholders which are necessarily related to the position of a shareholder. This applies especially to the financial rights and the rights in connection with the General Meeting (right to participate, to vote, to speak and to pose questions).

It is disputed in the legal writings and has not yet been finally determined by the highest courts whether the resolution on the transfer under § 327a para. 1 sentence 1 AktG also affects the treasury shares of the company, i.e. whether the shares held by Schering AG also pass to Bayer Schering GmbH. Bayer Schering GmbH assumes that this is not the case. Therefore, Schering AG will not have a claim for cash compensation.

After the transfer of the shares of the Minority Shareholders to Bayer Schering GmbH, the global share certificate deposited with Clearstream Banking AG, Frankfurt am Main, to the extent that it is in the co-ownership of the Minority Shareholders, no longer represents the membership rights but only the claim of the Minority Shareholders against Bayer Schering GmbH for payment of the adequate cash compensation in the amount of EUR 98.98 per share.

Convenience Translation
German version legally binding

2.	Claim for adequate Cash Compensation

Upon the transfer of the shares of the Minority Shareholders to Bayer Schering GmbH, the claim for cash compensation of the Minority Shareholders against Bayer Schering GmbH will come into existence. Each Minority Shareholder of Schering AG will receive an amount of EUR 98.98 for each share in Schering AG.

The cash compensation bears interest pursuant to § 327b para. 2 AktG at an annual rate of two percentage points above the respective base interest rate published by the German Federal Bank (Deutsche Bundesbank) from the public announcement of the registration of the resolution on the transfer of shares in the commercial register; the shareholders may assert any additional damages against Bayer Schering GmbH if payment is not rendered in time (see § 327b para. 2, last half sentence AktG). The register court will announce the registration pursuant to § 10 HGB in the Federal Gazette and in at least one other publication. Upon the end of the day on which the last of the publications containing the announcement appears, the registration is deemed to have been announced.

3.	Payment of the Cash Compensation

Schering AG did not issue any individual certificates. Its share capital is exclusively represented in a global share certificate. This certificate is on deposit at Clearstream Banking AG, Frankfurt am Main. As a result of the certification in a global certificate and the maintenance of the shares in a clearing system, no acts are required by the shareholders. The payment of the cash compensation to the shareholders will occur without undue delay after the registration of the resolution on the transfer of shares in the competent commercial register by transferring the payment to the account of the respective shareholder at the bank where the securities account is maintained. Simultaneously (Zug-um-Zug), the shares will be booked out of the securities account. We assume that the payment will be credited to the account of the respective shareholder without undue delay after the registration in the commercial register. Bayer Schering GmbH has mandated Commerzbank AG with the processing of the payment of the cash compensation. Further details on the processing will be separately notified to the shareholders after publication of the registration in the commercial register of the resolution on the transfer. The processing is free of costs and fees for the shareholders. With regard to the holders of ADR of Schering AG, the regulations contained in the Deposit Agreement underlying the ADR program between Schering AG, JP Morgan Chase Bank and the respective holder of ADRs will apply.

Convenience Translation
German version legally binding

4.	Consequences on the Rights of the Outside Shareholders under the Domination and Profit and Loss Transfer Agreement

a)    Initial Remarks

The Domination and Profit and Loss Transfer Agreement between Bayer Schering GmbH and Schering AG dated 31 July 2006 described in more detail under B.VI.1 provides for an annual guaranteed dividend under § 304 AktG in the gross amount of EUR 4.60 (net currently EUR 3.62) per share. Furthermore, Bayer Schering GmbH has undertaken in the Agreement to acquire the Schering shares of the outside shareholders upon request in return for a cash compensation of EUR 89.00 pursuant to § 305 AktG. In the meantime, Bayer Schering GmbH has increased this cash compensation thereby exceeding voluntarily the cash compensation determined in the Agreement to EUR 89.36 in order to reflect the development of the average stock price of the Schering share during the last three months prior to the date of the General Meeting of Schering AG which consented to the Domination and Profit and Loss Transfer Agreement (13 September 2006).

Following a petition of outside shareholders, the adequateness of the guaranteed dividend and the compensation under the Domination and Profit and Loss Transfer Agreement is examined before the District Court (Landgericht) of Berlin in special court proceedings under §§ 304 para. 3 sentence 3, 305 para. 5 sentence 2 AktG in conjunction with §§ 1 et seq. of the Act on Corporate Appraisal Proceedings (Spruchverfahrensgesetz, "SpruchG").

The effects which the registration of the resolution on the transfer of shares will have on the claims for compensation and guaranteed dividend under §§ 304 et seq. AktG and any pending court proceedings concerning these claims are not regulated by statutory law and have not yet been decided by the highest courts. The following discussion, therefore, represents the legal point of view taken by Bayer Schering GmbH.

b)    Consequences on Claims for Guaranteed Dividends under § 304 AktG

With regard to the effects which the registration of the resolution on the transfer of shares will have on the claims for guaranteed dividends under § 304 AktG, it must be differentiated between the period after the registration and the period prior to the registration.

Convenience Translation
German version legally binding

As of the date of the registration of the resolution on transfer of shares and the related transfer of all shares of the Minority Shareholders to the Main Shareholder under § 327e para. 3 sentence 1 AktG, no further claims for payment of a guaranteed dividend under § 304 AktG will arise in the future because Schering AG will no longer have any Minority Shareholders or outside shareholders after the resolution on the transfer takes effect.

However, the claims for a guaranteed dividend which have already become due prior to the registration of the resolution on the transfer of shares will remain in existence. Any payments of the guaranteed dividend which the Minority Shareholders have already received prior to the registration of the resolution on the transfer of shares, therefore, remain with the Minority Shareholders. The guaranteed dividend is due for the past fiscal year on the first banking day after the Annual General Meeting of Schering AG.

c)    Consequences on Claims for Compensation under § 305 AktG

With regard to the effects which the registration of the resolution on the transfer of shares will have on the claims for compensation under § 305 AktG, the following applies:

aa)    Acceptance of the Offer of Compensation under § 305 AktG prior to Registration of the Resolution on the Transfer of Shares

Those Minority Shareholders who already accepted the offer for compensation under § 305 AktG prior to the registration of the resolution on the transfer of shares have already ceased to be shareholders in Schering AG and are therefore no longer affected by the effects of the subsequent resolution on the transfer of shares. Therefore, they receive the cash compensation pursuant to § 305 AktG under the Domination and Profit and Loss Transfer Agreement, but no cash compensation as a result of the squeeze out of the Minority Shareholders under §§ 327a and 327b AktG.

bb)    No Acceptance of the Offer of Compensation under § 305 AktG prior to Registration of the Resolution on the Transfer of Shares

Those Minority Shareholders of Schering AG who have not yet accepted the offer of compensation under § 305 AktG at the time of the registration of the resolution on the transfer of shares cease to be shareholders in Schering AG at the time of registration pursuant to § 327e para. 3 AktG. They will receive the cash compensation under §§ 327a and 327b AktG.

Convenience Translation
German version legally binding

After registration of the resolution on the transfer of shares, however, it is still possible for the outside shareholders to accept the offer of compensation under § 305 AktG as long as the deadline for this offer has not yet expired. After the petition to determine in a special court proceeding the amount of the compensation or guaranteed dividend pursuant to § 304 f. AktG, the deadline for acceptance ends in accordance with § 5 para. 2 sentence 3 of the Domination and Profit and Loss Transfer Agreement in conjunction with § 305 para. 4 sentence 3 AktG, two months after the date on which notice of the decision on the last petition has been published in the Electronic Federal Gazette.

Accordingly, those shareholders who have received cash compensation under §§ 327a and 327b AktG after registration of the resolution on the transfer of shares may still accept the cash compensation offer pursuant to § 305 AktG under the Domination and Profit and Loss Transfer Agreement until the above mentioned deadline expires. The cash compensation under §§ 327a and 327b AktG including statutory interest which has already been received will then be credited to the cash compensation under § 305 AktG including interest.

d)     Consequences on Appraisal Court Proceedings with regard to the Domination and Profit and Loss Transfer Agreement

The registration of the resolution on the transfer has no effects on the pending court proceedings concerning the adequateness of the guaranteed dividend pursuant to § 304 AktG and the compensation pursuant to § 305 AktG under the Domination and Profit and Loss Transfer Agreement. The court proceeding will, therefore, be continued without any change.

5.	Consequences on Actions to set aside or to annul the resolution concerning the Domination and Profit and Loss Transfer Agreement

With regard to the resolution approving the Domination and Profit and Loss Transfer Agreement with Bayer Schering GmbH adopted at the Extraordinary General Meeting of Schering AG on 13 September 2006, actions to set aside as well as actions to annul the resolution have been filed (see above, Section B. VI. 2). These actions are still pending on the date of this Transfer Report, and a final court decision has not yet been issued.

Convenience Translation
German version legally binding

If the resolution on the transfer of shares is registered in the commercial register prior to a final decision on the actions directed against the consenting resolution, the respective plaintiff under the actions will not lose his/her standing to sue according to the case law of the Federal Supreme Civil Court (Bundesgerichtshof, "BGH") if that individual has a legal interest to continue the actions in the specific case.

6.	Delisting

a)     Delisting in Germany

The Schering share is admitted to trade on the official market as well as in sections of the official market with expanded obligations for admission (Prime Standard) at the stock exchange in Frankfurt. In addition, the Schering share is admitted for official trading at the stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg and Munich. In addition, the Schering share is traded in the over-the-counter-market at the exchanges in Stuttgart and Hanover.

Upon registration in the commercial register of the resolution on transfer of shares, the shares of the Minority Shareholders of Schering AG will pass to Bayer Schering GmbH. Stock exchange trade in shares of Schering AG will then no longer occur.

Bayer Schering GmbH, therefore, assumes that Schering AG will apply to terminate the official listing and will revoke the admission for official listing (so-called "delisting") at the stock exchanges in Frankfurt, Berlin-Bremen, Düsseldorf, Hamburg and Munich. The stock exchanges in Stuttgart and Hanover where the Schering share is traded over the counter will be informed about the application to cease the official listing. The management and the admissions offices of the stock exchanges may also use the transfer of the shares of the Minority Shareholders to Bayer Schering GmbH as reason for terminating the official listing on their own initiative.

b)     Delisting in Switzerland

The Schering share is listed on the SWX Swiss Exchange in Zurich (Switzerland) and admitted to trading. After the resolution on the transfer takes effect, no trading will occur any longer in Schering shares. Bayer Schering GmbH assumes that Schering AG will initiate a delisting procedure under the provisions of the listing rules of the SWX Swiss Exchange; the purpose of this delisting process is to withdraw the trading in Schering shares from the SWX Swiss Exchange. A request for delisting may already be submitted to the SWX Swiss Exchange prior to the resolution on the transfer taking effect according to the applicable provisions.

Convenience Translation
German version legally binding

c)     Delisting in the USA and Deregistration with the SEC

An admission to trading on the New York Stock Exchange (NYSE) in the USA has existed since the year 2000. The Schering share was traded there until 24 November 2006 in the form of ADS, certificated in ADR. One Schering ADS corresponds to one Schering share. In a press release dated 24 November 2006, the NYSE announced that the trade on the exchange in Schering ADS had been stopped on that date in accordance with the provisions applicable to companies admitted to the NYSE because the number of Schering ADS in circulation had dropped below 600,000. As a result of the small number of Schering ADS in circulation, the NYSE also submitted an application on 4 December 2006 for revocation of the admission of Schering ADS to trade on the stock exchange in accordance with its normal procedures with the United States Securities and Exchange Commission (SEC). If the SEC does not raise any objections, the admission of the Schering ADS on the NYSE will expire ten days after receipt of the application from the NYSE (the so-called Form 25) at the SEC.

A termination of the listing of the Schering ADS on the NYSE would have the effect that the Schering shares would lose their classification as so-called margin securities in the context of regulations restricting loans (so-called margin regulations) so that the shares would no longer be able to serve as security for certain types of loans.

The delisting on the NYSE does not by itself lead to the cancellation of the reporting obligations towards the SEC. This would require a so-called deregistration of the shares at the SEC which is only possible under the current state of the law in the USA if less than 300 shareholders have their domicile in the USA. These requirements will exist after the transfer of all shares of the Minority Shareholders to the Main Shareholder. Bayer Schering GmbH assumes that Schering AG will apply for a deregistration with the SEC.

Convenience Translation
German version legally binding

7.	Consequences on Stock Option Programs

Schering AG established stock option plans (so-called long term incentive plans, LTI Plans) in the years 2000, 2001, 2004 and 2005 which provide for the issuance of option rights to members of the management board, management personnel and other employees entitled to participate. These are specifically the LTI Plan 2000, the LTI Plans 2001/I-III and 2004 and the LTI Plan 2005.

Some LTI Plans provide that the participants receive options which entitle them to acquire shares. However, Schering AG has the right to settle the option right by payment of money instead of issuing own shares. Under other LTI Plans, the participants receive only virtual options. The latter do not entitle them to acquire Schering shares, but only to payment of a monetary amount under the further conditions regulated in the respective LTI Plan. According to the information currently available, the option programs which give a right to acquire shares of Schering AG still have an option volume of 9,400 Schering shares.

To the extent that the option plans grant only virtual options, rights to receive stock are not involved, but only claims for payment of money. These claims are not affected by the resolution on the transfer of shares.

The effects of a squeeze out of the Minority Shareholders on an option program giving an entitlement to receive stock are not regulated by statute and have not been finally clarified by the courts. The following discussion, therefore, reflects the legal point of view on the part of Bayer Schering GmbH.

If the options granted in the context of the option program have already been exercised and if the persons entitled to receive shares have, therefore, already been granted shares in Schering AG at the time of registration of the resolution on the transfer of shares in the commercial register at the registered office of Schering AG, these shares will pass to the Main Shareholder upon registration of the resolution of the transfer in exchange for granting a claim for cash compensation under § 327a para. 1 sentence 1 AktG.

To the extent that the options have not yet been serviced upon registration of the resolution on the transfer of shares in the commercial register, the options for shares in Schering AG will be transformed into a claim against the Main Shareholder for cash compensation just as are the rights of a full shareholder, and this claim must only be satisfied if the party entitled to exercise the option exercises its options. Independent of this, Schering AG always has the right under the provisions in the respective option plans to pay a corresponding amount of money instead of issuing shares.

Convenience Translation
German version legally binding

8.	Tax Effects on the Shareholders in Germany

The transfer of shares of the Minority Shareholders to Bayer Schering GmbH in return for cash compensation has certain tax effects. The following part provides a brief summary of some principles of taxation in German law which may be relevant to the Minority Shareholders who are subject to unrestricted taxation in Germany when the shares pass to the Main Shareholder.

The tax effects on shareholders who are not subject to unrestricted taxation in Germany depend, inter alia, on the national tax law of the country where the respective shareholder is domiciled as well as on the regulations of any existing double taxation agreements and cannot be dealt with here.

In general, the explanations provided are restricted to corporate income tax, income tax, and trade tax and concentrate on certain aspects of these taxes.

Finally, no guarantee is given for completeness and correctness of this presentation. With regard to the details of tax law and in cases of doubt, it is absolutely necessary to consult a tax advisor who only is able to also fully consider the particular tax situation of the individual shareholder.

a)    Determination of a Capital Gain or Capital Loss

The transfer of the shares to Bayer Schering GmbH in return for cash compensation constitutes a taxable sale for the Minority Shareholders. A capital gain is realized if the cash compensation in the amount of EUR 98.98 for a Schering share exceeds the fiscal acquisition costs including any ancillary acquisition costs or the fiscal book value for the respective shareholder. If the cash compensation is less than the costs of acquisition including any ancillary acquisition costs or the book value of the share for the shareholder, there is a capital loss.

Convenience Translation
German version legally binding

b)    Assessment of a Capital Gain or Capital Loss

The way capital gains are assessed to tax and capital losses may be asserted depends on whether the share belongs to the private assets or to the business assets of the relevant shareholder at the time of the transfer.

c)    Shares held as Private Assets

If the shareholder of Schering AG is a natural person holding the share in his private assets, half of the capital gain would be subject to income tax (plus solidarity surcharge) if the transfer of the share to Bayer Schering GmbH takes place within one year after the acquisition or, after expiration of this period, if the shareholder had a direct or indirect participation of at least 1% in the capital of Schering AG during the five years preceding the transfer. If the shareholder acquired the shares free of charge, he benefits from the period of possession and the level of participation of the predecessor in interest or, in the case of more than one transfer free of charge, the predecessors in interest. As a general rule, only one half of a capital loss may be deducted.

If the shareholder (or one of his predecessors in right) did not have a participation of at least 1% in Schering AG during the five years prior to the transfer of the shares and if the shareholder sells his shares within one year after the acquisition, the taxable portion of the capital gain (or one half of the capital gain) will be tax exempt if it does not exceed EUR 512 together with other profits from private sales in the calendar year. In this case, a capital loss can only be credited against profits realized from private sales transactions in the same calendar year or, otherwise, on certain conditions against positive income from private sales transactions in the preceding year or the subsequent years.

If the shareholder at any point in time during the five years preceding the sale had a direct or indirect participation of at least 1% in the capital of Schering AG, the taxable capital gain (or half of the capital gain) will be subject to income tax to the extent that it (or this half) exceeds the portion of EUR 9,060 corresponding to the portion sold in the capital of Schering AG. This exempt amount is reduced by the amount of which the portion of the capital gain subject to tax (or half of the capital gain) exceeds the portion of EUR 36,100 which corresponds to the share sold in the capital of Schering AG.

Convenience Translation
German version legally binding

d)    Shares held as Business Assets

In the case of shares representing business assets, the taxation depends on whether the seller is subject to corporate income tax pursuant to §§ 1 and 2 KStG or whether the seller is a natural person or a partnership.

aa)    Shareholder is Subject to Corporate Income Tax under §§ 1, 2 KStG

A capital gain from the transfer of the shares is as a general rule exempt from corporate income tax and trade tax. 5% of the capital gain, however, is deemed to be a non-deductible business expense and is, therefore, subject to corporate income tax (plus solidarity surcharge) and, if the shares belong to the assets of a domestic commercial business, to trade tax. Thus, 95% of any capital gain is generally tax exempt.

Any capital gain is subject in complete to corporate income tax (plus solidarity surcharge) and trade tax to the extent that any tax effective depreciation was taken on the shares in previous years and this has not been offset by a so called recovery of value.

Capital losses and other reductions of profit in connection with the shares sold may not be deducted as business expenses as a general rule.

                    bb)  Shareholder is a Natural Person

Generally, only one half of the capital gain from the transfer of shares held in the business assets of a natural person is subject to income tax (plus solidarity surcharge) and, if the share belongs to the business assets of a domestic commercial business, to trade tax. The trade tax is credited against the personal income tax of the shareholder according to a simplified procedure.

If a write down has been taken on the shares in the past, and the write down had a tax effect in complete, the capital gain will be subject in full to tax.

Only half of any capital losses and any expenses incurred in an economic context with the sale may be deducted as a general rule. On certain conditions and only for a limited period of time, capital gains may be allocated to other assets up to a maximum amount of EUR 500,000.

Convenience Translation
German version legally binding

                     cc)   Shareholder is a Partnership

A capital gain is subject to trade tax at the level of the partnership; as a general rule, 95% of the capital gain is exempt from trade tax. To the extent that a natural person is a partner in the partnership, half of the capital gain is subject to trade tax. This is credited under a simplified procedure against the personal income tax of the partner.

Income tax or corporate income tax (plus solidarity surcharge) on the capital gain is only levied at the level of the respective partner in a partnership. He is therefore treated as if he was a direct shareholder in Schering AG - the rules described under (i) and (ii) apply.

   e)   Special Rules for Certain Companies in the Financial and Insurance Sectors

If the shareholder is a credit institution or financial services institution within the meaning of the German Banking Act (Gesetz über das Kreditwesen, "KWG"), and if the shares are allocated to the trading book of the shareholder under § 1 para. 12 KWG, capital gains will be subject to taxation without any restrictions. This also applies to shares which have been acquired by a financial enterprise within the meaning of the KWG for the purpose of realizing short term trade benefits for itself as well as to shares which are held by a life insurance or health insurance company as capital investments or which are held by a pension fund.

Convenience Translation
German version legally binding

F.
Adequateness of the Cash Compensation

The transfer of shares of the Minority Shareholders occurs in return for adequate cash compensation. Pursuant to § 327b para. 1 AktG, the cash compensation is determined by the Main Shareholder. The Main Shareholder must take into account the circumstances of the company at the time of the resolution of the General Meeting. The date of the planned General Meeting of Schering AG which is scheduled to resolve on the squeeze-out is 17 January 2007 (valuation date). The Managing Directors of Bayer Schering GmbH have determined an amount of EUR 98.98 per share as adequate cash compensation under §§ 327a et seq. AktG.

I.	Determination and Adequateness of the Cash Compensation

The Managing Directors of Bayer Schering GmbH have mandated KPMG to support the management when determining the adequate cash compensation by preparing an independent expert opinion on the determination of the adequate cash compensation pursuant to § 327b para. 1 AktG. The cash compensation has been determined by the Managing Directors of Bayer Schering GmbH on the basis of the independent expert opinion submitted by KPMG on 3 December 2006. In this context, the cash compensation was determined by capitalizing the agreed guaranteed dividend under the Domination and Profit and Loss Transfer Agreement with Bayer Schering GmbH; in addition, the stock exchange price for the Schering share has been taken into account. The Managing Directors of Bayer Schering GmbH completely adopt the findings of the independent expert opinion of KPMG on the determination of the adequate cash compensation. The independent expert opinion of KPMG on the determination of the adequate cash compensation dated 3 December 2006 is attached in a complete version as Annex 1 to this Transfer Report and is, thus, part of the content of this Transfer Report. The cash compensation offer under § 305 AktG which Bayer Schering GmbH has submitted to the outside shareholders has also been take into consideration when determining the cash compensation.

The Managing Directors of Bayer Schering GmbH are of the opinion that the capitalization of the contractually agreed guaranteed dividend is the appropriate method for determining the adequate cash compensation in the present case. They are of the opinion that the equity value of Schering AG determined under the capitalized earnings method is not relevant for determining the adequate cash compensation. Since there is until today no final court decision on this, Bayer Schering GmbH has, as a measure of precaution, calculated the equity value of Schering AG under the capitalized earnings method and taken into account the value per Schering share resulting therefrom when determining the adequate cash compensation. For this purpose, Bayer Schering GmbH mandated KPMG to carry out a valuation of Schering AG in accordance with the principles for the valuation of businesses set forth in the standard S1 of the Institute of Certified Public Accountants ("IDW S1"). Since as a basis for such valuation according to IDW S1 only a company planning was available in which measures as a consequence of the Domination and Profit and Loss Transfer Agreement were not reflected, post-contractual effects which can only be realized under the Domination and Profit and Loss Transfer Agreement were not taken into account by KPMG. The expert opinion by KPMG, also dating as of December 3, 2006, is attached in a complete version as Annex 2 to this Transfer Report. The Managing Directors of Bayer Schering GmbH completely adopt the findings of the opinion and make it thus part of the content of this Transfer Report.

Convenience Translation
German version legally binding

In order to take into account the valuation impacts which result from post-contractual effects which are only realizable under the Domination and Profit and Loss Transfer Agreement with Bayer Schering GmbH, the Management Directors of Bayer Schering GmbH have as a measure of precaution with assistance of KPMG further calculated to what extent these effects influence the capitalized earnings value determined by KPMG in the update of the expert opinion for the determination of the equity value of Schering AG. The liquidation value and the substance value were not relevant due to the reasons explained by KPMG.

The Managing Directors of Bayer Schering GmbH are of the opinion, that the methods applied to determine the adequate cash compensation are not detrimental for the minority shareholders. The minority shareholders are fully compensated for the loss of their legal right and the interference of their economic interests.

In detail:

1.	Capitalized Guaranteed Dividend

In its independent expert opinion on the determination of the adequate cash compensation (Annex 1 to this Transfer Report), KPMG comes to the conclusion that adequate cash compensation is an amount of EUR 98.98 per bearer share in Schering AG as of the valuation date 17 January 2007. The amount was determined taking into account the stock exchange price of the Schering share and by capitalizing the guaranteed dividend agreed in the Domination and Profit and Loss Transfer Agreement concluded with Bayer Schering GmbH.

Convenience Translation
German version legally binding

The Managing Directors of Bayer Schering GmbH are of the opinion that the capitalization of the contractually agreed guaranteed dividend in the present case is the correct method for determining the adequate cash compensation. The Managing Directors are of the opinion that the equity value of Schering AG determined under the capitalized earnings method is not relevant for determining the adequate cash compensation.

On the valuation date, a Domination and Profit and Loss Transfer Agreement exists between Schering GmbH as the controlling company and Schering AG as the controlled company. As a result of this Agreement, Schering AG is obligated to transfer its entire profits of each fiscal year to Bayer Schering GmbH commencing on or after 1 January 2007. In future, since no balance sheet profits will arise as a result of this transfer of profit, the Minority Shareholders will no longer participate in the economic results of the company. The Minority Shareholders who remain in Schering AG will receive as adequate compensation commencing with the fiscal year 2007 the payment of an annual recurring monetary payment (fixed guaranteed dividend). The fixed guaranteed dividend has a gross amount of EUR 4.60 for each full fiscal year. The net amount based on the current circumstances is EUR 3.62 per share for a full fiscal year.

Furthermore, Bayer Schering GmbH is entitled under the Domination and Profit and Loss Transfer Agreement to issue instructions to the Management Board of Schering AG in accordance with § 308 AktG on the management of the company. Such instructions may be exclusively in the interests of the Bayer Group and may be disadvantageous for Schering AG. Notwithstanding the obligation of Bayer Schering GmbH under § 302 AktG to cover losses, instructions could have considerable negative effects on the assets, the financial situation and the earnings situation of Schering AG. These results may continue to exist after termination of the Agreement. The controlling company may even cause hidden reserves of the controlled company which existed prior to the Agreement to be dissolved and may increase the amount of profits to be transferred in this manner and obtain profits by way of hidden dividends so that the controlled company will only have available the share capital, the statutory reserves and the other profits carried forward established prior to the Domination and Profit and Loss Transfer Agreement taking effect.

In light of this background, the relationship between the equity value of Schering AG and the value of the Schering share has been dissolved as a result of the Domination and Profit and Loss Transfer Agreement for the duration of this agreement. The Managing Directors of Bayer Schering GmbH have no indication that the agreement will end after the contractually agreed minimum term which will expire at the end of the year 2011. Especially, there are no indications that Bayer Schering GmbH or Schering AG will use the possibility to give regular notice of termination. Indications for the occurrence of extraordinary reasons for termination are also not apparent. Therefore, as of the valuation date it may be assumed that the agreement will continue to apply perpetually.

Convenience Translation
German version legally binding

With regard to the calculation of the capitalized guaranteed dividend, the Managing Directors of Bayer Schering GmbH incorporate the entire findings in the independent expert opinion by KPMG on the determination of the adequate cash compensation as their own statement and incorporate them into this Transfer Report.

2.	Share Price

When determining the amount of the cash compensation, the Main Shareholder Bayer Schering GmbH also took into account the relevant average share price for the Schering share which at the time of the determination of the adequate cash compensation was less than the amount of EUR 98.98 per share.

Under the decision of the German Federal Constitutional Court dated 27 April 1999 (BvR 1631/94), an existing stock exchange price may not be ignored when determining the amount of the compensation. These principles, which were developed primarily for corporate group agreements, apply according to the concept of the legislature (see, Printed Materials of the German Parliament 14/7034 p. 72) also in the case of the cash compensation to be granted in the case of a squeeze out. According to the decision of the Federal Court of Justice substantiating the guidelines given by the German Federal Constitutional Court dated 12 March 2001 (BGH II ZB 15/00), the reference price for determining the relevant stock exchange price is in general the average stock exchange price over a period of three months provided that no opposing influencing factors exist. An average stock exchange price shall eliminate possible manipulative factors and short term distortions. The three months reference period shall end immediately before the record date, which is the day of the General Meeting.

In line with applicable case law, Bayer Schering GmbH assumes that the weighted average of the domestic three-month stock exchange prices determined by the BaFin is determinative. This is supported by the decision of the legislature in § 5 para. 1 and para. 3 of the Offer Regulation to the German Act on Acquisition and Takeover of Securities (Angebotsverordnung zum Wertpapiererwerbs- und Übernahmegesetz, "WpÜG Offer Regulation") which provides that in the case of takeover offers and mandatory offers the weighted average of the domestic stock exchange prices must be used as the basis for determining the minimum price.

Convenience Translation
German version legally binding

The planned date for the General Meeting of Schering AG which will resolve on the squeeze-out is 17 January 2007. An average three months stock exchange price of the Schering share as of this date cannot, of course, be determined on 5 December 2006, the date of the signing of this Transfer Report.

In its independent expert opinion on the determination of the adequate cash compensation, KPMG uses the last volume weighted average three months stock exchange price of the Schering share available at the time of completion of the independent expert opinion. It refers to the period from 2 September 2006 through (and including) 1 December 2006 (source: Bloomberg). This average price was EUR 92.06 per share and is thus lower than the amount of EUR 98.98 per share determined by KPMG as the capitalized guaranteed dividend.

The last currently available volume weighted domestic three months average stock exchange price for the Schering share determined by the BaFin at the time of determining the amount of the cash compensation relates to 27 November 2006 and was EUR 91.94 (source: www.bafin.de). The amount of the cash compensation determined by the Main Shareholder of EUR 98.98 per share is EUR 7.04 above this average price.

The Managing Directors of Bayer Schering GmbH assume according to the information available when determining the amount of the cash compensation and signing this Transfer Report that in the case of future trade volumes which are comparable with those in the recent months and without manipulative influence in short-term distortions, the cash compensation amount of EUR 98.98 will be higher than the volume weighted domestic average three months stock exchange price of the Schering share as of the date of the planned General Meeting.

3.	Cash Compensation Offer under § 305 AktG

When determining the amount of the cash compensation, the Main Shareholder Bayer Schering GmbH also took into account that the outside shareholders of Schering AG are entitled under the Domination and Profit and Loss Transfer Agreement to quit the company in return for compensation (see § 305 AktG). The cash compensation which has been determined in the context of the Domination and Profit and Loss Transfer Agreement is EUR 89.36. Since 27 October 2006. This amount bears interest at an annual interest rate of 2% above the respective base interest rate (currently 1.95%).

Convenience Translation
German version legally binding

The amount of EUR 98.98 per share determined by KPMG as capitalized fixed guaranteed dividend is higher than the cash compensation of EUR 89.36 per share plus accrued interest offered by Bayer Schering GmbH to the outside shareholders in the context of the Domination and Profit and Loss Transfer Agreement. As a result, the cash compensation offer of EUR 89.36 per share plus accrued interest was of no relevance when determining the adequate cash compensation.

4.	Equity Valuation of Schering AG

Although, as explained above, the Managing Directors of Bayer Schering GmbH are of the opinion that in the present case the equity value of Schering AG derived on the basis of the capitalized earnings method has no relevance for determining the adequate cash compensation under section 327a AktG, they have nevertheless, as a measure of precaution, calculated the capitalized earnings value of Schering AG and taken into account the value per share derived therefrom when determining the cash compensation.

   a)    Valuation without Post-Contractual Effects

For this purpose Bayer Schering GmbH has mandated KPMG to perform an equity valuation of Schering AG pursuant to the standard IDW S 1. Since as a basis for the equity valuation only the company planning was available in which measures under the Domination Agreement were not reflected, the post-contractual effects expected only under the Domination Agreement were not taken into account by KPMG. KPMG has updated its independent expert opinion for the determination of the equity value of Schering AG dated 13 September 2006 up to the date of 17 January 2007 (attached to this Transfer Report as Annex 2). As of the valuation date of 17 January 2007 it was assumed that the Domination and Profit and Loss Transfer Agreement would not exist and, thus, only effects were considered by KPMG in its equity valuation which were realizable without the Domination and Profit and Loss Transfer Agreement.

In its independent expert opinion, KPMG as a neutral appraiser within the meaning of IDW S 1 comes to the conclusion that the objective equity value within the meaning of IDW S 1 for Schering AG as of 17 January 2007, not taking into account the synergy effects which can only be realized under the Domination and Profit and Loss Transfer Agreement, is EUR 17.785 billion. For 190,875,700 Schering shares (excluding treasury shares as of 1 December 2006), this corresponds to a value per Schering share in the amount of EUR 93.18.

Convenience Translation
German version legally binding

The Managing Directors of Bayer Schering GmbH incorporate the update of the expert report on the determination of the equity value of Schering AG on 13 September 2006 as of 17 January 2007 completely as their own statement and incorporate it in this Transfer Report.

   b)   Consideration of Post-Contractual Effects

In order to be able to take into account the valuation impacts which result from the effects under the Domination and Profit and Loss Transfer Agreement with Bayer Schering GmbH the Managing Directors of Bayer Schering GmbH with assistance of KPMG have, in a second step and again as a measure of precaution, determined which effects will occur under the Domination and Profit and Loss Transfer Agreement and to which extent they will influence the equity value determined by KPMG in its update of the equity value of Schering AG (see, Annex 2 to this Report).

Under the Domination and Profit and Loss Transfer Agreement there are certain achievable effects which in part have the effect of increasing the equity value of Schering AG and in part reduce the value. The following information on the so-called post-contractual effects which can only be realized on the basis of the Domination and Profit and Loss Transfer Agreement reflect the current expectations and knowledge of the joint Bayer Schering Pharma Management.

                     aa)   Post-Contractual Effects Increasing the Equity Value

The post-contractual effects that lead to an increase of the equity value include the synergies which can only be realized under the Domination and Profit and Loss Transfer Agreement to the extent that they accrue at Schering AG.

Bayer anticipates that there will be total synergies in a range of approximately EUR 700 million annually as a result of combining the pharmaceutical activities of both groups. The complete amount is expected to be realized for the first time in the year 2009 after a transition period for the implementation of integration measures. In the years 2007 and 2008, total synergies in an amount of approximately EUR 260 million and EUR 485 million are expected.

Convenience Translation
German version legally binding

The total synergies consist of pre-contractual synergies, i.e. synergies which can be realized independent of the Domination and Profit and Loss Transfer Agreement, and post-contractual synergies, i.e. synergies which can only be realized under the Domination and Profit and Loss Transfer Agreement. Of the anticipated amount of EUR 700 million annually commencing in 2009, approximately 124 million is attributable to pre-contractual and approximately EUR 576 million is attributable to post-contractual synergies.

EUR Mio.	Total Synergies Bayer Schering
	Pre- contractual	Post- contractual	Total
2007 2008 Starting in 2009	46 82 124	214 403 576	260 485 700

Of the pre-contractual synergies in the amount of EUR 124 million annually (starting with the year 2009), EUR 59 million annually accrue at Schering. These synergies were taken into account in the expert opinion of KPMG on the equity value of Schering AG (Annex 2 to this Report).

The post-contractual synergies can be realized above all in the fields of research and development, IT restructuring, administration, combining the national distribution organizations and production. In the field of research and development, the combination of both oncology platforms as well as the consolidation of the research locations is planned. There will also be savings from prioritization of projects which are only possible as a result of the broader based promising research and development projects in the combined pharmaceuticals business. In the field of administration, redundant head office functions will be eliminated, companies are to be merged, joint management platforms are to be used in a focused manner and both IT organizations and infrastructures are to be restructured. In the field of marketing and distribution, synergies arise by combining the local distribution organizations, including distribution management. Finally, in the field of production/supply chain, production locations are intended to be combined as part of a global optimization of the network, less used production locations are to be disinvested, and in general the degree of use is to be increased (with regard to the individual integration measures, see above B. XI).

Convenience Translation
German version legally binding

In the course of the integration, as has already been described in B.VII.2 above, numerous subsidiaries and participations of the current Schering Group are to be transferred to other companies of the Bayer Group at the end of the year 2006 and commencing with the beginning of the year 2007. Therefore, of the post-contractual synergies, only those synergies must be taken into account for the equity value of Schering AG which accrues at businesses which will continue to remain with Schering even after the planned transfers.

For the post-contractual synergies anticipated at the subsidiaries and participations which will be transferred from Schering to Bayer and, therefore, cannot be realized by Schering but by Bayer, compensation will not occur, also not in the context of setting the purchase price. The purchase prices will not reflect post-contractual synergies. Thus, the transfer of the companies does not result in any increase in the equity value of Schering AG which KPMG determined in its expert opinion (Annex 2 to this Report) only taking into account the pre-contractual synergies.

In the year 2007 EUR 36 million and in the year 2008 EUR 71 million and commencing with the year 2009 EUR 112 million annual post-contractual synergies are expected in the case of the companies remaining with Schering. These will apply primarily in the field of research and development as well as from combining the management. In the field of research and development, these synergies will have their basis, among other areas, in the fact that there will be a prioritization of projects in the course of an analysis of the total portfolio of the development projects of Schering and Bayer which will result in the shut-down of certain projects.

The larger part of the post-contractual synergies will be realized at Bayer companies. While the savings in the field of research and development are almost equally distributed as a result of the closure of two large research locations in the USA (Bayer: West Haven, USA; Schering: Richmond, USA) and mutual prioritization of projects, the main part of the savings in the field of administration as well as marketing/distribution will be realized at Bayer companies. A large portion of the post-contractual synergies on the Bayer side result from the reduction of cost redundancies and local distribution and administrative units which are not completely used. After fundamental changes in the business portfolio (e.g. spinning off the chemical activities bundled in the sub-group Lanxess), cost redundancies and inadequate use of capacity has developed on the Bayer side which can now be eliminated in the course of combining the organizations. In addition, the planned restructurings in the field of IT, administration platforms and distribution organizations can be realized only after the transfer of the companies and, thus, are realized on the part of Bayer.

Convenience Translation
German version legally binding

The allocation of the post-contractual synergies between Bayer and Schering is, therefore, as follows:

EUR Mio.	Post-contractual Synergies
	Bayer	Schering*	Total
2007 2008 Starting in 2009	178 332 464	36 71 112	214 403 576

*Without the subsidiaries and participations which are transferred to Bayer.

                     bb)   Post-Contractual Effects Decreasing the Equity Value

The above mentioned increases in value from post-contractual effects are offset by the following reductions in value from post-contractual effects.

In the first place, one-time expenses will accrue in the course of integration in the years 2007 and 2008 which are estimated in the amount of EUR 120 million for the companies remaining at Schering. These one-time costs relate primarily to expenses for compensation payments to personnel, extraordinary depreciation (in the case of closing sites for research and development) and general project costs.

Secondly, in the field of research and development it must be taken into account that the savings in research and development projects which are taken into account as synergies increasing the value also involve effects which reduce the value. This results from the fact that certain projects must be terminated in the course of prioritization of projects. The saved expenses in development are, therefore, offset by the reductions in value resulting from the loss of future contributions to earnings from the terminated projects. The loss of these contributions to earnings, which KPMG has taken into consideration in the course of its expert opinion on the equity value of Schering AG (Annex 2 to this Report) must be taken into account as post-contractual effects which reduce the equity value. A negative amount of EUR 14.8 million in the year 2009 and a negative amount of EUR 27.7 million annually commencing with the year 2010 are anticipated.

Convenience Translation
German version legally binding

Thirdly, the charges which will be assessed by Bayer AG against Schering AG as described in Section B.XI.6 commencing with the year 2007 must be included as reductions in value from post-contractual effects. These contributions will be in a total range of approximately EUR 30.9 million annually.

cc)   Total Impact of Post-Contractual Effects

The total impact of the above mentioned post-contractual effects on the equity value of Schering AG determined by KPMG in its expert opinion (Annex 2 to this Report) and the resulting value of the individual share in Schering AG can be shown using financial mathematics and based on the parameters used in the expert opinion of KPMG as follows:

Convenience Translation
German version legally binding

Taking into account the post-contractual effects, there is a total impact on the equity value of Schering AG determined by KPMG in the amount of EUR 497 million (as of 31 December 2006). On the basis of 190,875,700 shares (excluding 3,124,300 treasury shares held by Schering AG as of 1 December 2006) this corresponds to an amount of EUR 2.61 per share as of 17 January 2007, the date of the Extraordinary General Meeting. If this amount is added to the value per share of EUR 93.18 determined by KPMG without taking into account post-contractual effects, the value per Schering share taking into account post-contractual effects results in the amount of EUR 95.79. This amount is lower than the cash compensation of EUR 98.98 determined by Bayer Schering GmbH.

             c)   Conclusion

Since the capitalized guaranteed annual dividend determined by KPMG as EUR 98.98 per share exceeds the equity value per Schering share, calculated including as well as excluding post-contractual effects, the equity value per share was not relevant for the determination of the cash compensation. Rather the amount of EUR 98.98 per Schering share was to be determined as adequate cash compensation pursuant to §§ 327a et seq. AktG.

II.	Examination of the Adequateness

The Minority Shareholders may have the adequateness of the cash compensation examined in special court proceedings pursuant to § 327f sentence 2 AktG. The details of the special court proceedings are regulated in the Act on Corporate Appraisal Proceedings ("Spruchverfahrensgesetz", "SpruchG"). According to this Act, the District Court at the registered office of Schering AG has jurisdiction for the appraisal proceedings. The application for a court decision in the appraisal proceedings may only be filed within three months since the date on which the registration in the commercial register of the resolution on the transfer of shares has been published in accordance with § 10 German Commercial Code ("Handelsgesetzbuch", "HGB"). The applicant must provide reasons for his application within the above stated deadline, whereby the applicant must present specific objections against the determination of the valuation used as a basis for the cash compensation. The court will appoint a joint representative to protect the rights of all Minority Shareholders who are not themselves applicants. The decision in the appraisal proceedings applies for and against all shareholders. If at least one shareholder initiates the appraisal proceedings, all other shareholders will receive the benefit of any increase of the cash compensation in the appraisal proceedings, even if they have not themselves filed an application to initiate the appraisal proceedings.

Convenience Translation
German version legally binding

5 December 2006

Bayer Schering GmbH

Dr. Armin Buchmeier                                                                                      Dirk Rosenberg
(Managing Director)        (Managing Director)

Convenience Translation
German version legally binding

Annexes

Convenience Translation
German version legally binding

Annex 1:	Independent Expert Opinion on the Determination of the Adequate Cash Compensation pursuant to § 327b para. 1 AktG by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft dated 3 December 2006

Convenience Translation
German version legally binding

Annex 2:	Update of the Independent Expert Opinion for the determination of the equity value from 13 September 2006 as of 17 January 2007 by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft dated 3 December 2006

Convenience Translation
German version legally binding

Important Information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG.

This Report contains certain forward-looking statements based on current assumptions and forecasts made by the management of Schering AG and Bayer Schering GmbH. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of Schering AG and the estimates given here. These factors include those discussed in the public reports of Schering AG filed with the Frankfurt Stock Exchange and the reports filed with the SEC (including Form 20-F). Bayer Schering GmbH assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.